UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Velocity Esports, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
November 18, 2021

Physical address of issuer
3838 N. Kenneth Ave., Chicago, Illinois, 60641

Website of issuer
www.velocityesports.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
Dalmore Group, LLC ("Dalmore" or the "Intermediary")

CIK number of intermediary
0001332099

SEC file number of intermediary
008-67002

CRD number, if applicable, of intermediary
136352

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a commission equal to three percent (3%) of the amount raised in the offering. The Intermediary also received a one-time platform due diligence fee payment of $18,000. Further, there will be an additional fee of $1,000 per closing, in addition to any other third-party fees that may result as of the additional closing request.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of Class B Common Stock of the issuer that is equal to one percent (1%) of the total number of shares of Class B Common Stock sold by the issuer in the offering.

Type of security offered
Class B Common Stock

Target number of Securities to be offered
50,000 shares of Class B Common Stock

Price (or method for determining price)
$1.00 per share

Target offering amount
$50,000.00

Oversubscriptions accepted:
[X] Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
[X] Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
May 31, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
134 employees

Summary financial information is provided below for the period from Inception (November 18, 2021) to December 26, 2021 (most recent fiscal year end).

	For the Period from Inception (November 18, 2021) to December 26, 2021
Total Assets	$304,500
Cash & Cash Equivalents	$304,500
Accounts Receivable	$0
Short-term Debt	$14,214
Long-term Debt	$300,000
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Loss	$14,214

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON DALMORE CROWDFUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT



Velocity Esports, Inc.

Offering of a
Minimum of 50,000 Shares of Class B Common Stock ($50,000.00)
up to a
Maximum of 5,000,000 Shares of Class B Common Stock ($5,000,000.00)*

Address for Notices and Inquiries:

Velocity Esports, Inc.

Leonard Ralph Wanger
President
3838 N. Kenneth Ave.
Chicago, Illinois, 60641
312-375-3996
len.wanger@velocityesports.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

* The total number of shares issued may be more than 5,000,000 shares as the result of the issuance of bonus shares as described elsewhere in this offering statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000.

OFFERING STATEMENT

VELOCITY ESPORTS, INC.

Offering of a
Minimum of 50,000 Shares of Class B Common Stock ($50,000.00)
up to a
Maximum of 5,000,000[1] Shares of Class B Common Stock ($5,000,000.00)

	Offering Price	Crowdfunding Portal Commissions [1]	Proceeds to Company [2]
Per Share of Class B Common Stock	$1.00	$0.03	$0.97
Minimum Shares of Class B Common Stock Sold	$50,000.00	$1,500.00	$48,500.00
Maximum Shares of Class B Common Stock Sold	$5,000,000.00	$150,000.00	$4,850,000.00

We are offering shares of our Class B Common Stock at a price per share of $1.00. We are offering a minimum of 50,000 shares for $50,000.00 and up to a maximum of 5,000,000 shares for $5,000,000.00. The minimum investment that you may make is $250. We are offering the shares of our Class B Common Stock to prospective investors through the crowdfunding portal available at https://invest.velocityesports.com and each subdomain thereof, which we refer to as the Portal. The Intermediary, who operates the Portal, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 3% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Class B Common Stock equal to 1% of the total shares of Class B Common Stock sold in the offering. The Intermediary also received a one-time platform due diligence fee payment of $18,000. Further, there will be an additional fee of $1,000 per closing, in addition to any other third-party fees that may result as of the additional closing request.

(1)   The total number of shares issued may be more than 5,000,000 shares as the result of the issuance of bonus shares as described elsewhere in this offering statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000.

(2)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $60,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our Class B Common Stock equal to 1% of the shares sold in the offering.

(3)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with North Capital, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Portal and will be held in escrow until satisfaction of all the

conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $50,000.00 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of Class B Common Stock is sold, in one or more closings, and on or before May 31, 2023. If we do not raise the minimum amount offered by May 31, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is October 19, 2022

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Audited Annual Financial Statements and Unaudited Interim Financial Statements
Exhibit B   Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding portal available at https://invest.velocityesports.com and each subdomain thereof. Dalmore Group, LLC, which, collectively with its subsidiaries and affiliates, we refer to as Dalmore or the Intermediary, operates the Portal and is registered with the SEC and is a member of FINRA.

Velocity Esports, Inc., which we refer to as the Company, we, us or our, is a next-generation gaming company that provides a cutting-edge esports and entertainment platform with a focus on bringing clients next level entertainment experiences. We were formed as a Nevada corporation on November 18, 2021. We are offering shares of our Class B Common Stock at a price per share of $1.00 with a minimum investment of $250 required. We are offering a minimum of $50,000 of our Class B Common Stock and a maximum of $5,000,000 of our Class B Common Stock.

We are offering shares of our Class B Common Stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our Company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to: (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Velocity Esports, Inc., a Nevada corporation, is a cutting-edge esports and entertainment platform with a focus on bringing clients next level entertainment experiences. We offer premier esports lounges, arcade games, social gaming, live tournaments and other in person entertainment features, as well as our online digital esports tournaments. The Company was only recently incorporated and has limited operating history.
Use of Proceeds	We are seeking financing through the sale of the shares of our Class B Common Stock (as described below under Securities Offered) in order to support the Company's general working capital for operations and venue expansion in different locations. See "Question 10" below for further information.
Securities Offered	Shares of Class B Common Stock of our Company for $1.00 per share in a minimum amount per investor of $250.
Bonus Shares	If any investor invests $2,000 or more, such investor will receive a number of additional shares equal to ten percent (10%) of the total shares of Class B Common Stock purchased. For example, if an investor purchases $10,000 worth of shares of Class B Common Stock, instead of receiving 10,000 shares of Class B Common Stock, such investor will receive 11,000 shares of Class B Common Stock.
Perks	Investors will be rewarded according to the following by meeting certain investment amount threshold: 1. $250 (minimum investment) – Rewards: Velocity Esports jersey. 2. $1,000 (minimum investment) – Rewards: Velocity Esports jersey, baseball cap, and a gaming headset. 3. $2,000 (minimum investment) – Rewards: 10% bonus shares on the investment, Velocity Esports jersey, baseball cap, a gaming headset, a guest co-host on our upcoming weekly Velocity Next tournament recap show on our Twitch channel. 4. $ 5,000 (minimum investment) – Rewards: 10% bonus shares on the investment, Velocity Esports jersey, baseball cap, a gaming headset, a guest co-host on our upcoming weekly Velocity Next tournament recap show on our Twitch channel, and a VIP Experience for 2 days at our flagship Las Vegas location for up to 6 people with unlimited gaming.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 50,000 shares of Class B Common Stock or $50,000.00. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 5,000,000 shares of our Class B Common Stock or $5,000,000. The total number of shares issued may be more than 5,000,000 shares as the result of the issuance of bonus shares as described elsewhere in this offering statement. However, under no

	circumstances shall the dollar amount raised in this offering exceed $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our Class B Common Stock in this offering face the risk that we may not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $50,000.00 of securities. Once we raise the $50,000.00 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Other Fees	Those investors paying for their investment by credit card will be charged a processing fee of 3% of their investment amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 250,000,000 shares, consisting of: (i) 200,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), of which 50,000,000 shares are designated "Class A Common Stock," $0.0001 par value per share, and 150,000,000 shares are designated as "Class B Common Stock," $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). As of the date of this offering statement, a total of 24,968,789 shares of Class A Common Stock and 12,484,394 shares of Class B Common Stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding. In addition, under our 2022 Equity Incentive Plan, effective as of September 21, 2022, a total of 5,000,000 shares of Class B Common Stock are reserved under the Plan, and 1,900,000 shares have been issued as Restricted Stock Units under a four-year vesting schedule with 25% of granted shares vesting one year after grant date.
Dividends	Dividends will be declared if and when determined by the board of directors of our Company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Class B Common Stock are entitled to one vote per share of Class B Common Stock. Notwithstanding, each investor of our Class B Common Stock being offered will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights with respect to all of the shares of Class B Common Stock of the Company, in accordance with the terms of the subscription agreement for this offering.

Anti-Dilution Rights	The shares of Class B Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our Company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Leonard Ralph Wanger, Joshua Matthew Rosenbaum, and Philip Nathan Kaplan. The senior executives of the Company oversee the day-to-day operations of our Company subject to the board's oversight. Leonard Ralph Wanger serves as the President and Director and oversees all of our operations. Joshua Matthew Rosenbaum serves as our Secretary, Philip Nathan Kaplan serves as our Executive Chairman, and Patrick Deane serves as the Chief Financial Officer and Treasurer.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	 The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	 • Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	 • If either their annual income or net worth is less than $107,000, then the greater of:
	
	     • $2,200 or
	
	     • 5 percent of the greater of their annual income or net worth.
	
	 • If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	 The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

	We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is Velocity Esports. Inc. The issuer is a Nevada corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [ ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Leonard Ralph Wanger, President, Director   Dates of Board Service: November 2021 – Present

Mr. Wanger is an experienced entrepreneur with track record of success. His expertise is in software-based systems. Mr. Wanger formally served as Chief Technologist for Impossible Objects and served as technology sector analyst and portfolio manager of the William Harris Investors Technology Fund.

Mr. Wanger is the founder and co-founder of several technology companies, including Interactive Simulations, Patra Corp and now Velocity Esports. Mr. Wanger also has extensive experience with both private and public companies as an investor and advisor.

Mr. Wanger's Business Experience for the Last Three Years

    Employer: Velocity Esports, Inc.
    Employer's Principal Business: Esports and entertainment platform provider

Title: President, Director
Dates of Service: November 2021 - Present
Responsibilities: Mr. Wanger joined the board of directors in November 2021. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Impossible Objects
Employer's Principal Business: 3455 Commercial Dr, Northbrook, IL 60062
Title: Chief Technology Manager
Dates of Service: June 2016 - January 2022
Responsibilities: Responsible for managing engineering team, including all hardware and software architecture, design and implementation of Impossible Objects award winning line of industrial 3D printers and related technologies. Also, for implementation and management of internal IT systems.

Education: Bachelor of Science degree in Computer Science from the University of Iowa; Master of Science degree in Computer Architectural Science from Cornell University.

Joshua Matthew Rosenbaum, Secretary   **Dates of Board Service: November 2021 – Present**

Mr. Rosenbaum is an entrepreneur, founder, capital markets advisor and marketing expert with a focus on helping startups and emerging companies accelerate growth. He has strong experience in the health and wellness, consumer brands, and esports and technology sectors. Mr. Rosenbaum has 25 years of experience as an investor and advisor for both public and private fast growth companies, working on structuring cross border listings, public listings, M&A, turnarounds, and corporate development. He was also President of a multimedia marketing firm for 15 years.

Mr. Rosenbaum also serves as President of Mindshare Holdings, Inc., where he advises start-ups and emerging growth companies. He was also recognized with three Telly awards as media producer.

Mr. Rosenbaum Business Experience for the Last Three Years

Employer: Velocity Esports, Inc.
Employer's Principal Business: Esports and entertainment platform provider
Title: Secretary / CMO and Director of Finance
Dates of Service: November 2021 - Present
Responsibilities: Overseeing the marketing activities of Velocity Esports. Leading capital markets efforts and investor relations for the Company, and assisting with a variety of financing activities.

Employer: Mindshare Holdings, Inc.
Employer's Principal Business: Consulting
Title: President
Dates of Service: March 2010 - Present
Responsibilities: Business development and providing advisory services to clients.
Education: Bachelor of Arts in English from Earlham College.

Philip Nathan Kaplan   **Dates of Board Service: November 2021 –Present**

Mr. Kaplan has 30 years experience in driving enterprise growth, with specific expertise around delivering innovative digital experiences. Mr. Kaplan has a track record of successful company exits for investors.

In addition to his role at Velocity, he also serves as co-CEO & President of Artemis Strategic Investment Corporation, a $200 million NASDAQ-listed SPAC. Additionally, he served as Chairman & Chief Executive Officer of esports and entertainment company GameWorks from 2018-2021. Mr. Kaplan was also the co-founder and President of VitalStream, a global network for delivering streamed video content that listed on NASDAQ.

Mr. Kaplan has held C-Level management positions in the following four Nasdaq listed companies: Artemis Strategic Investment Corporation, Quality Systems, Inc, Internap Network Services Corp, and VitalStream Holdings, Inc.

Mr. Kaplan's Business Experience for the Last Three Years

Employer: Velocity Esports, Inc.
Employer's Principal Business: Esports and entertainment platform provider
Title: Director, Executive Chairman
Dates of Service: November 2021 - Present
Responsibilities: Strategy, business development, head of compensation committee

Employer: Artemis Strategic Investment Corporation.
Employer's Principal Business: Special Purpose Acquisition Company (SPAC)
Title: Co-CEO and President
Dates of Service: October 2020 - Present
Responsibilities: Raise capital, review acquisition candidates, participate in negotiation and due diligence process

Employer: GameWorks, Inc.
Employer's Principal Business: Esports and entertainment platform provider
Title: President & Chief Executive Officer
Dates of Service: May 2018 – October 2021
Responsibilities: Day-to-day management and oversight of business

Employer: April Mountain Properties, LLC
Employer's Principal Business: Own and lease out real estate
Title: Managing Partner
Dates of Service: August 2013 - Present
Responsibilities: Oversee property-related transactions, hire property managers, financial reporting

Education: Bachelor of Arts in Economics from University of California, Davis with Minor in Russian Language.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Patrick Deane, Chief Financial Officer, Treasurer   **Dates of Service:** March 21, 2022 - Present

Mr. Deane has nearly 30 years of leadership experience across multiple industries with high-growth companies. His extensive experience is evidenced by scaling early-stage companies with combined

revenues over $820M. Mr. Deane guided many emerging companies to raise capital, go public, and other related financial matters.

Mr. Deane's Business Experience for the Last Three Years

Employer: Velocity Esports, Inc.
Employer's Principal Business: Esports and entertainment platform provider
Title: Chief Financial Officer/Treasurer
Dates of Service: March 2022 - Present
Responsibilities: Financial Oversight

Employer: ORock Technologies
Employer's Principal Business: Cloud Services Provider
Title: Chief Financial Officer
Dates of Service: March 2021 – February 2022
Responsibilities: Financial Oversight

Employer: ObservIQ, Inc. (formerly Blue Medora, Inc.)
Employer's Principal Business: IT Monitoring Solutions
Title: Chief Financial Officer
Dates of Service: January 2018 – March 2021
Responsibilities: Financial Oversight

Education: Bachelor of Arts in Business from California State University at Fullerton; MBA from Pepperdine University

Leonard Ralph Wanger, President, Director

See "Directors of the Company" section above.

Joshua Matthew Rosenbaum, Secretary

See "Directors of the Company" section above.

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Leonard Ralph Wanger	10,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock	40.05%[1]
Phillip Nathan Kaplan	10,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock	40.05%[1]

[1] Based on 24,968,789 shares of Class A Common Stock and 12,484,394 shares of Class B Common Stock issued and outstanding.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview

We are a cutting-edge esports and entertainment platform with a focus on bringing clients next level entertainment experiences. We offer premier esports lounges, arcade games, social gaming, live tournaments and other in-person entertainment features, as well as our online digital esports tournaments. Whether competing in a tournament online or enjoying upscale casual dining, craft beverages and arcade games in person at one of our venues, our commitment is to deliver **"Next Level Gaming, Next Level Fun"** to our guests. We target casual gamers, serious competitive gamers and esports enthusiasts.

Our venues feature state-of-the-art esports lounges with the latest technology and professional level gaming chairs, a vast selection of arcade games, prizes, hundreds of esports titles, and a fresh take on modern American and Mexican classic foods, as well as craft cocktails and mocktails. At select locations, we plan to also offer additional entertainment options such as bowling and mini golf. Our top priority is to consistently deliver on our brand promise – Great Games, Great Experience, Great Community.



Products and Services

As a next-generation gaming company, our vision for the Velocity brand is founded on three core ideas: 1) people love to play games, 2) game play and viewing are best enjoyed socially, and 3) esports offers engaging experiences that transcend place. We offer at least three basic gaming components in our venues: esports lounges; a social gaming lounge featuring billiards, shuffleboard, pinball and classic video games; and an arcade game floor. Esports is the strategic product that allows us to create a truly omnichannel business that engages our players and guests both in-person and online. We create a 360-degree social gaming experience for energetic gaming communities.

Esports Experiences **–** Esports is the core of our experience. We build our esports lounges to offer the latest and most popular PC and console games in a social setting. Built for the comfort of the most intense players over hours of play, the lounges are designed to allow both individual play and participation in esports tournaments. Our Velocity Next esports tournaments give players the chance to compete with their peers weekly for prizes across a popular slate of game titles that include Rocket League, Valorant, Smash Brothers Ultimate, Knockout City, and others. For Velocity Next tournaments, we select titles with built-in large, national gamer communities where we have a competitive advantage in building community that includes both online and in-person venue components. Velocity Next live streams on leading social media channels.

Social Games **–** Bar classics like billiards, shuffleboard, foosball, pinball, and classic video games offer the opportunity for lively and fun in-person game play. In some of our current and future venues, we also offer, or plan to offer, bowling. The environment inside our venues is high-energy and features esports, music and sports content that create an event-like atmosphere.

Arcade Games **–** Arcade and redemption games continue to offer compelling experiences for nights out for consumers nationwide. Our mix of games combines racing games, sports-based titles, first-person shooters, VR games, midway games, claw cranes, and other video and redemption games. Redemption games, in

this context, means cumulatively scored games that let the player earn points towards a full menu of exciting prizes appropriate for all ages. Our guests can play for hours with either the ease of self-service or, if they so choose, with the assistance of our friendly team members.



Complements to Gaming – To our players and guests, we offer a selection of craft cocktails or mocktails and beer, a food menu of American and Mexican favorites, and various gaming-related merchandise for sale or for prizing. As a gaming destination, we position these items to be part of the gaming experience, increasing our guests' dwell time and actively seeking the add-on sale. We price this complementary beverage, food, and merchandise to be high margin, similar to the classic movie theater popcorn business model.

On July 31, 2022, we opened our first venue in Newport, Kentucky, across from downtown Cincinnati and our second venue in Las Vegas, Nevada on September 30, 2022. We are preparing to open our third venue in the Chicagoland area around the middle of 2023. We intend to use proceeds of this offering to increase the number of venues beyond these initial three locations, to grow our online esports offerings, to continue building our technology stack including proprietary components, and for general corporate purposes.



Our Corporate History and Structure

In 2021, Leonard Wanger, Josh Rosenbaum, and Philip Kaplan, founded Velocity Esports, Inc. in the state of Nevada. Messrs. Wanger, Rosenbaum, and Kaplan together have extensive experience in private and public companies, especially in the technology sector, with industry expertise in both entertainment and real estate. Since our inception, we have been operating online esports and opening socially focused gaming venues featuring popular videogames, social games, and an upscale bar and grill experience.

Since our formation, we have been consistently working on expanding our business both geographically and in terms of the experiences we provide to consumers. The following are some of the key milestones we have achieved. In January 2022, we started running online esports tournaments under the Velocity Next brand three times per week. In February 2022, we signed a lease with North American Properties for the location of our first physical venue –Cincinnati/Newport at Newport on the Levee, a multi-level retail entertainment destination, which hosts nearly 4.5 million guests annually; Newport on the Levee is located across from downtown Cincinnati on the south bank of the Ohio River in Newport, Kentucky. In April 2022, we signed a lease with Simon Properties for our second venue – Chicagoland/Schaumburg at Woodfield Mall, which is one of the largest indoor shopping mall destinations in the United States, with more than 2 million square feet of retail shops, restaurants, and family-friendly amenities in the suburbs outside of Chicago. Also, in March 2022, we opened our Cincinnati/Newport location, with the soft opening on March 31st and the grand opening occurring later on April 22, 2022. In late June 2022, we signed a lease for our venue at Las Vegas Town Square, an outdoor shopping and lifestyle center and a major destination for locals and tourists covering almost 100 acres on the south end of the world-famous Las Vegas Strip. In

September 2022, we opened our Las Vegas venue, with the soft opening on September 30th and the grand opening currently scheduled for October 21, 2022. We are also diligently working on securing arrangements for possible additional venues in 2023-24 and on other business opportunities such as strategic partnerships with leading game developers and potential scale acquisitions.



Our Industry

Information included in this offering statement relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Similar to the movie and music businesses, gaming is a hits-driven business with revenues concentrated in the top game titles. According to International Data Corporation, hundreds of new games are released annually across PC, console, mobile, and other gaming platforms, and the industry's total revenue exceeds 179 billion dollars. Certain select titles drive large esports communities. Generally, the video game publisher industry views esports as a strategic segment because those titles that become popular tend to have a longer, more productive life span than non-esport titles do. Publisher support for esports and the openness of publishers to third-party activity around their titles varies depending on overall publisher strategy. The audience for esports is vast, and the target market is young. Thus, there continue to be investments by companies in developing compelling gaming experiences, including several major acquisitions of game publishers by larger technology and entertainment companies since the start of 2021.



Esports can simply be defined as competitive video game play. Similar to traditional sports like basketball and baseball, competitions can be created at multiple levels from very amateur to top professional. Because multiple game titles are considered viable esports, esports as a whole is more akin to a decathlon featuring multiple events than to a single sport with a clear governing body like American football. Game tastes and which esports are most popular vary significantly across international borders and by age, and also vary somewhat in regional, domestic consumption. Some examples of top esports include Call of Duty, Fortnite, Overwatch, Counter-Strike: Global Offensive, League of Legends, and PUBG. These esports games are all registered trademarks of their respective holders.

Esports is a fast-growing industry, with a large audience of interested viewers and many people who play games. According to Grand View Research, the global esports market was valued at over two billion dollars in 2021 and that value is expected to increase at a compounded annual growth rate ("**CAGR**") of 21.9% from 2022 to 2030. The esports dollars in this study were primarily driven by sponsorships, media rights, merchandise, and ticket sales around professional teams and leagues. In terms of audience size, according to the Newzoo Esports Market Report for 2022, the global esports audience is anticipated to grow more than 8.7% this year to reach 532 million players by the end of 2022 and to grow another 20% cumulatively between 2022 and 2025 to reach 640 million players by the end of 2025. Esports enthusiasts—those who watch esports content more than once a month—will account for just over 261 million, or almost half, of that audience. Further, the number of esports enthusiasts (as opposed to all players) is estimated to grow to 318 million such players in 2025, with a CAGR of 8.1% for the years 2020 through 2025. In 2025, it is predicted that the total esports audience will surpass 640 million players. Because of the size, age, spending power, and spending influence of this audience, many companies are trying to provide games, events, merchandise and other services to it.

Competition

We view ourselves as broadly competing for consumers' activity dollar against any other entertainment activity that they may have to choose from. That said, we follow the ecosystem of large online and location-based entertainment businesses and can use the successful outcomes of others to help envision a clear, differentiated, profitable path for our own success. Some of the large entertainment companies we look to for examples include Netflix, Savvy Gaming Group, Callaway's Top Golf, AMC Movie Theaters, Dave & Busters, Bowlero, Caesars Entertainment. We also compete with many smaller esports and location-based entertainment operators. We differentiate ourselves from other operators by offering a business model that combines the online and location-based entertainment experience, focuses on esports as a core offering, and delivers it in a form that allows us to be closer to urban cores.

Our success depends, in part, on our ability to be efficient in all aspects of the business and achieve the appropriate cost structure. Some of our competitors have economic resources greater than ours and may have lower cost structures allowing them to better withstand volatility within the industry and throughout the economy as a whole, while retaining significantly greater operating and financial flexibility than us due to these greater resources.

Competitive Strengths

A sustainable competitive advantage is vital to the success of any organization. We believe our key competitive strengths include our highly experienced industry management team, our proven business model, our relentless focus on continued innovation, and our strong branding. We believe that having all these factors in place will lead to a solid track record of sustainable growth and to the generation of positive earnings before interest, taxes, depreciation, and amortization.

Experienced Industry Management Team: Nearly our entire management team is comprised of industry veterans with a long and successful track record for driving shareholder value through continued innovation and a deeply rooted focus on providing our customers with an exciting experience. Each senior management team member has decades of experience, specific and complementary areas of contribution, and high levels of energy and excitement around the equity opportunity for Velocity.

Proven Business Model: With our highly experienced management team in place, we can greatly reduce the iterative processes inherent to any new business venture and build upon our proven business model, while continuing to innovate. Our first three sites were selected based on management's use of those sites with a previous generation gaming concept. We have a largely predictable, unit economics-based business model (i.e. with numerical growth assumptions in our internal forecasts based on management's recent experience with similar product mixes, similar markets, similar real estate and much of the same operating team) whereby we are able to scale quickly and efficiently by adhering to several important principles. We select sites for our venues based on demographics, area growth and industry profile, traffic, competitive landscape, and landlord ability to co-invest. Our typical store has a footprint with an average range of 15,000 to 25,000 square feet and features esports lounges and a wide variety of the latest and most popular arcade and video games, as well as other activities such as bowling, billiards, and other social gaming features.

In any business, positive cashflow is paramount. We make a constant effort to match, wherever possible, our cash outflows with our cash inflows. As an example, we seek out favorable equipment leases to cover the upfront cost of our gaming and other equipment. We also keep our store labor largely variable, with the ability to add staff hours at times of greater guest demand and reduce it at times of lower demand, so that we may effectively manage our cashflow through the seasonal nature of our business. Based on adherence to these rigid principles, we anticipate that our typical store will achieve positive cashflow very quickly after opening, and thus begin contributing towards overall profitability.

With that being said, we have a business model that achieves accelerating operating leverage with scale, so we plan to invest to accelerate growth to put us past the point where we believe we'll start to achieve economies of scale. Acquisitions of new sites and potentially of similar or complementary businesses are a critical aspect of our overall growth strategy. By applying our innovative process, customer service focus, and proven unit economics-based business model to our pipeline of acquisition targets, we anticipate being able to effectively and efficiently integrate additional venues into our dynamic and growing company.

Focus on Innovation: We believe that the technology-based ability to innovate is uncommon in location-based entertainment. Messrs. Wanger and Kaplan in our management team have experience developing and commercializing new and unique technologies within global entertainment companies. On both the product and operational sides of our business, we have dedicated team members in place to simultaneously ensure that our gaming and arcade technologies continue to meet the desired experiences of our customers while also building in the efficiencies necessary to maximize our profit margins. We believe that our relentless focus on both product and operational innovation is a key to our success.

Strong Branding: Much of our success will come from the recognition of our brand, which we have imagined with the next generation of gaming in mind. No matter the venue, we strive to ensure our customer has a meaningful and lasting experience every time we encounter them. We aim to make our technological innovations and ingrained guest-service focus synonymous with our brand.

Growth Strategies

Our strategy is to offer compelling gaming and gaming-themed experiences both at in-person venues and online, with a social element overlay which is aimed at appealing particularly to our target market of Gen Z and younger millennials (ages 18-27). We envision our growth occurring in four phases: first, establish our gaming platform, second, drive increased marketing and operational efficiencies, third, grow our platform and fourth, accelerate our scale of operations, revenue and cash flow. By their nature, these phases overlap each other, and our management has extensive experience in taking advantage of opportunities that emerge and utilizing market changes to complement our baseline plan.

Phase I – Initial Platform Strategy. As we require some scale to gain profitability, our founders have lined up a platform of three venues. The term platform means a stable and scalable business entity on top of which we can drive rapid organic growth and growth by acquisition. Both of our senior and next level management team have worked together previously over a period of multiple years. We believe that combining assets we know with people we know, while continually evolving the player experience, will give us the ability to execute in an agile and efficient manner through the first phase of launching. A dense, higher-energy configuration within our venues has proven to be the most optimized for our target guest. We expect to continually modify our gaming mix as our concept and consumer trends evolve.

Phase II – Marketing and Operational Efficiency. We take a data-driven approach to both marketing and operations. Overlaying compelling creative work, our marketing emphasis is on performance-based online platforms such as social media, both free and paid online searches, and games. We expect to continually evolve and improve our performance with marketing across omnichannel, so we use online reach to drive in-venue traffic and social community while leveraging the always-open nature of online to keep our communities in contact outside of in-person experiences. We plan to focus our marketing within communities that align our gaming mix with our target demographic of Gen Z and younger millennials. However, we will derive revenue from multiple demographics, as gaming is popular across a wide age range, and we are building an inclusive culture to appeal to all those demographics. Our management is always seeking opportunities to improve operating efficiencies. We believe, based on our management's experience, that we can achieve greater than incremental operating efficiencies in areas like procurement, labor-saving technology, and price optimization that will drive profitability improvement across the platform.

Phase III – Grow from Base Platform. Our business has the opportunity to expand both organically and through acquisitions. In considering organic growth of our venue-based platform, we seek locations that are either dense urban areas or near-in suburbs, have concentrations of our target Gen Z and younger millennial guests, have the ability to achieve excellence in space utilization and activation, are above-median income, potentially have areas in a cycle of refresh and renewal, and potentially feature concentrations of mixed-use. We can either select an existing entertainment or large restaurant site and convert it to the Velocity concept, or we can take a white box space and create a venue from scratch. The former allows better capital efficiency while the latter has a space optimization advantage. Regarding potential acquisitions of other businesses, management would consider complementary opportunities that accelerate our business plan and are forecasted to be accretive, keeping discipline around readiness and ability to execute.

Phase IV – Accelerating Scale. Our objective for the next phase of growth is to scale both linearly with respect to venue count and with significant operating leverage with respect to earnings. At the same time, we believe we will be in position to potentially take on an additional technology-based opportunity that leverages the power of our growing player database and experience in creating compelling gaming experiences: that is, skill-based video game contests, tournaments and peer-to-peer competitions with cash and other prizes. In addition to being a distribution channel for game companies to reach the most passionate players, these activities represent a high margin area of interest. Our founders' experience in this area provides us with a number of routes via which to become involved with these types of activities. Our focus for later-stage growth will be on delivering rapid and consistent earnings growth while improving our brand. We intend to focus on retaining and strengthening our long-term fans, supporters, and sponsors, building off these existing ongoing strategic relationships. Our current fans, supporters, and sponsors include gaming companies, a diverse audience of players across geographies and ages, and like-minded property owners who seek long-term partnerships with innovators like Velocity.

Seasonality

Although Velocity is a new brand and company, our previous industry experience and our experience with our initial sites leads us to project seasonality based on stronger results in the cooler weather months. Therefore, we would anticipate the first and fourth quarters of each calendar fiscal year to have better results from open venues than the same open venues would produce in the second and third quarters.

Sales and Marketing

We derive revenue from multiple demographics, as gaming is popular across a wide age range. However, we primarily target younger millennials and Gen Z members between the ages of 18 and 28. We believe, based on experience, that this audience is most effectively reached through digital marketing efforts, so we plan to concentrate our marketing for our venues on digital channels that also have the advantage of built-in campaign performance tracking. This can include paid and organic search, paid social media and content creation coupled with free distribution via social media and web. We have a built-in content creation engine and growing audience via our weekly esports tournaments, with whom we communicate through gaming-centric social media and streaming video networks. To date, we have worked with Facebook, Instagram, Google, Twitch and other online platforms to reach our target players and guests. As with any business, the repeat customer is the most cost-effective to reach through marketing, so we communicate regularly with current and past players and guests with opt-in email. We intend to steadily evolve our marketing mix and reallocate marketing dollars where they are most effective based on objective performance data.

Our Technology

Our founding team came from the technology industry, with experience both in building proprietary technology and in creating digital entertainment and gaming experiences. We use a combination of commercially available and proprietary technologies and intend to continue to develop our technology

platform in a way that we believe will deliver a sustainable competitive edge over time. We describe our technologies in terms of affecting either player experience or operational efficiency.



Predictive Analytics
Outbound marketing
Loyalty program
Subscriptions
Wagering
Esports
Arcade Play
Prize Redemption
Esports Tournaments
TMS
Social Media
Customer Database
In-Store
Online

Velocity NextGen Data Platform

<u>Esports and Guest Experience Technologies</u>

Gaming and Arcade Technologies - We offer our esports and arcade players a mix of the most popular game titles and a diversity of different gameplay experiences. We ensure the games we offer are innovative, popular, and/or classic. Our games mix can engage players for hours at a time. We source games from a wide variety of developers, allowing us to focus on delivering a mix of titles that are current. We also incorporate other commercially available technologies, such as payment kiosks, game launchers, leaderboards, and social media platforms, to enhance the arcade and esports experience.

Proprietary Database and Applications – As a guest-focused company, we have invested and intend to continue investing in developing proprietary technology around our database of guests, how they play, where they play, what they play and other ways to engage their attention in gaming and social activities. At our present early stage of development, we are in an investment phase with respect to this part of our technology. Over time, management believes the scale and capability of our data-driven efforts will give us superior knowledge (compared to the location-based industry) about how our audience interacts with each other and with the gameplay experience. We believe the economic payoff from these investments will come in the form of a higher-than-industry rate of repeat visits to our online and location-based properties. The nature of technology development means that we expect to continue developing our technology for the

foreseeable future; however, we will deploy our technology in phases that we believe will allow us to realize increasing return on our investment.

<u>Operational Efficiency Technologies</u>

The entertainment and restaurant industries are large and global. Many commercial technology companies compete to offer solutions for the operators in this sector. The pandemic has accelerated the development of various guest facing and non-guest facing platforms that we believe can drive efficiency of operation for us over the long term. These include technologies like cloud-based accounting, guest kiosks, POS systems, app-based ordering and payments, and business intelligence. Management takes an ROI-based approach to its technology investments in third-party technologies. Specifically, we have invested, and expect to continue investing, in technologies that we believe will allow us to close the books quickly and accurately, to deliver intelligence to our managers at a delegated level on a timely basis, and to deploy our assets across the operation in an effective manner.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. As of June 30, 2022, we have one United States trademark pending to protect our use in marketing of the company name Velocity Esports as an entertainment venue and organizer of gaming and esports events. We intend to rely on a combination of patent, copyright, trademark, and trade secret laws in the United States, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and branding.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken or will take will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.

Facilities

On March 28, 2022, we opened our first venue located at Newport on the Levee in Newport, Kentucky. We lease this property pursuant to a lease agreement dated February 16, 2022 with NOTL Property Owner LLC, a Delaware limited liability company. The term of the lease commenced on April 1, 2022 and continues through March 31, 2032. We can extend the lease for one additional five (5) year period provided that sales in the venue are at least $3 million in the final year of the initial term. The lease provides for a base rent of $584,163 per year (approximately $48,680 per month) in years one through five and of $652,520.50 per year (approximately $54,377 per month) in years six through 10, plus additional rent if our adjusted gross sales exceed a specified threshold amount.

We opened our second venue located at Town Square in Las Vegas, Nevada on September 30, 2022, and entered into a retail building lease dated June 30, 2022 with SRMF Town Square Owner LLC, a Delaware limited liability company. The term of the lease commences on September 30, 2022, and ends three (3) years after such commencement date. The lease provides for a base minimum rent throughout its term of $1,161,405 per year (approximately $96,784 per month), plus additional rent if our adjusted gross sales exceed a specified threshold amount.



Additionally, we plan to open our third venue located at Simon Properties Woodfield Mall in Schaumburg, Illinois, outside of Chicago, in the first half of 2023 and have entered into a lease dated April 4, 2022 with Woodfield Mall LLC, a Delaware limited liability company. The term of the lease commences on the earlier of the required completion date (as defined in the lease) or the opening of our Woodfield Mall venue and ends 150 months after such commencement date. The lease provides for a base rent of $550,000 in the first year (approximately $45,833 per month), with a three percent (3%) annual increase in each subsequent year, plus additional rent if our adjusted gross sales exceed a specified threshold amount.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Employees

We believe that attracting and retaining talented team members and encouraging an open, inclusive, and communicative culture yields winning results in today's business environment. Our commitment to the growth of our employees' careers is demonstrated by the founding team having successfully recruited a talented initial team with whom we had long work experience. In addition to offering competitive salaries and benefits, we intend to offer our managers at or above a certain level of seniority the opportunity to participate in the company's equity. Such future equity plan will be based on industry standards and will require board and shareholder approval. The company also offers a cash-based incentive compensation plan to managers who oversee portions of the P&L that materially affect shareholder outcomes.

As of October 13, 2022, we have 134 employees, of which 22 are full-time and 112 are part-time. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees. We anticipate significant growth in our number of employees as we open additional venues, which we expect to exceed 100% headcount growth during the period from October 14, 2022 to October 14, 2023.

Department/Function	Employees
Headquarters Management (product development and management, marketing accounting, senior leadership)	10
Venue-Based Management (operations management)	13
Frontline Service Staff (player/guest-facing and serving team)	111
TOTALS	134

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Government Regulation

We require a number of licenses to operate, which vary by jurisdictions and can include liquor licenses, games and entertainment licenses and various other health and safety licenses. It is important to our business to keep all such licenses active and in good standing.

Other

Because this Form C focuses primarily on information concerning our Company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these*

risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

RISK FACTORS

Investing in our shares involves a significant degree of risk. Before you decide to purchase our Class B Common Stock, you should carefully consider the following risk factors, in addition to the other information in this offering circular, including our consolidated financial statements and related notes. If any of the following risks actually materializes, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class B Common Stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

> ***We are an early-stage company with a limited operating history, which may not be indicative of our future growth or financial results, and may make it difficult to evaluate our business and prospects***

Incorporated in 2021, we are an early-stage company with a relatively limited operating history and limited revenues. As such, you should consider and evaluate our operating prosects in light of the risks and uncertainties typically associated with early-stage companies in rapidly evolving markets. Such risks include, but are not limited to, our inability to successfully design and implement growth strategy, lack of sufficient capital to achieve our growth strategy, our inability to develop products and service offerings in a manner that enables us to be profitable and meet our customers' requirements and that fluctuations in our operating results may be significant relative to our revenues. It is highly likely that we will encounter these or similar risks and difficulties, and we have not yet demonstrated an ability to successfully overcome them. If we do not address such risks and difficulties successfully, our business, operating results and financial condition will suffer. We have limited historical financial data upon which we may base our projected revenue and operating expenses. Our relatively short operating history makes any assessment of our future success and viability subject to significant uncertainty. Accordingly, we continue to be subject to many of the risks inherent in business development, financing, unexpected expenditures, and complications and delays that often occur in a new business.

> ***We have not yet achieved profitability. If we do not become profitable or if we fail to maintain profitability in the future, we may not be able to continue to operate.***

To date, we have not achieved profitability. For the fiscal year ended December 26, 2021, we reported net losses of $14,214. While we expect our revenue will increase, we may not attain our expected increased revenue levels and our revenue may decline. We expect to incur substantial expenses in connection with the opening of our new venues, as well as to substantially increase our sales and marketing and general and administrative expenses. As a result, we will need to generate significant additional revenues to achieve and maintain profitability in the future. We cannot assure that we will achieve profitable operations, or that we will maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

> ***Our auditors have expressed substantial doubt about our ability to continue as a going concern.***

Our audited financial statements for the period from November 18, 2021 (inception) through December 26, 2021 were prepared assuming that we will continue our operations as a going concern. These financial statements were prepared before we opened up our first venue and began to generate revenues. We do not have a history of earnings. As a result, our independent accountants in their audit report have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to generate revenues from new venue openings and through growing and

expanding our existing offerings. There is no assurance that such results will be achieved. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

If we are unable to successfully design and execute our business strategy plan, our revenues and profitability may be adversely affected.

Our ability to increase revenues and profitability is dependent on designing and executing effective business strategies. If we are delayed or unsuccessful in executing our strategies or if our strategies do not yield desired results, our business, financial condition and results of operations may suffer. Our ability to meet our business strategy plan is dependent upon, among other things, our ability to:

- innovate and implement technology initiatives to provide a unique customer experience;

- increase gross sales and operating profits at existing stores with food, beverage, game and entertainment options desired by our customers;

- grow and expand operations;

- improve the quality of our service;

- evolve our marketing and branding strategies to appeal to our customers; and

- identify adequate sources of capital to fund and finance strategic initiatives.

Our esports and entertainment offerings are dependent on public and customer tastes and discretionary spending patterns. Our inability to successfully anticipate customer preferences or to gain popularity may negatively impact our profitability.

We offer products and services that compete within industries that are characterized by swiftly changing technology, evolving industry standards, frequent new and enhanced product introductions, rapidly changing consumer preferences and product obsolescence. In order to continue to compete effectively, we need to respond quickly to technological changes and to understand their impact on customers' preferences. We may take significant time and resources to respond to these technological changes and changes in consumer preferences.

If we are unable to successfully anticipate customer preferences or increase the popularity of the games, events, and other activities offered at our locations, the overall customer expenditures at our business locations may decrease or otherwise come in below our forecasts, and thereby negatively impact our profitability. In response to such developments, we may need to increase our marketing and product development efforts and expenditures, adjust our game or product sale pricing, modify the games themselves, or take other actions, which may further erode our profit margins, or otherwise adversely affect our results of operations and financial condition. In particular, we may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in a game, testing and launching new games, and to remain abreast with continually evolving technology and trends.

While we may incur significant expenditures of this nature, including in the future as we continue to expand our operations, there can be no assurance that any such expenditures or investments by us will yield expected or commensurate returns or results, within a reasonable or anticipated time, or at all.

Our business is substantially dependent on the continuing popularity of the esports industry as a whole.

Although the esports industry has experienced rapid growth, consumer preferences may shift and there is no assurance this growth will continue in the future. The esports industry is still in the early stages of its development and there is no current company generating a multi-million dollar positive earnings stream from domestic, location-based esports. We have taken steps to mitigate this risk, such as by diversifying our business through the offering of conventional arcades and social gaming lounges in

addition to our esports offerings. However, due to the rapidly evolving nature of technology and online gaming, the esports industry may experience volatile and declining popularity as new options for online gaming and esports become available, or consumer preferences shift to other forms of entertainment, and as a consequence, our business and results of operations may be materially negatively affected.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment and restaurant markets, which could have a material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for customers' discretionary entertainment dollars with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, sports activity centers, arcades and entertainment centers, nightclubs, and restaurants as well as theme parks. Many of the entities operating these businesses are larger and have significantly greater financial resources, have a greater number of stores, have been in business longer, have greater name recognition and are better established in the markets where our stores are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting customers and succeed in attracting customers who would otherwise come to our stores.

We also face competition from local, regional, and national establishments that offer similar entertainment experiences to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie streaming and delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment and restaurant markets could have a material adverse effect on our business, results of operations and financial condition.

The success of our longer-term growth strategy depends in part on our ability to open and operate new stores profitably, and on our ability to optimize our existing stores.

Our ability to timely and efficiently open new stores and to operate these stores on a profitable basis is dependent on numerous factors including the quality of the store locations, the terms of our lease or purchase agreements, zoning, use, permitting and other regulations that apply to the locations, our liquidity, our staffing needs and training, customer acceptance, and the potential impact of new locations on our existing stores and on our financial performance targets. Once a store is open, neighborhoods can change for the worse and competition for consumer dollars can emerge in adjacent areas. The timing of new store openings may result in significant fluctuations in our quarterly performance. We typically incur significant costs prior to opening a new location for pre-opening and construction expenses, as well as increased labor and operating costs for a newly-opened store. Due to these substantial upfront financial requirements to open new stores, the investment risk related to any single store is much larger than that associated with many other entertainment venues.

Our success depends upon our ability to recruit and retain qualified store management and operating personnel while also controlling our labor costs.

Recently, various factors, such as the COVID-19 pandemic and disruption in the supply chain, have caused significant labor shortage in our industry. We must continue to attract, retain, and motivate qualified management and operating personnel to maintain consistency in our service, hospitality, quality, and atmosphere of our stores, and to also support future growth. Adequate staffing of qualified personnel is a critical factor impacting our customers' experience in our stores. Our ability to attract and retain qualified management and operating personnel has become more challenging due to an increasingly competitive job market and difficult pandemic-related operating demand. If we are unable to attract and retain a satisfactory number of qualified management and operating personnel, labor shortages could delay the openings of new stores or adversely impact the operation of our existing stores. Any such delays, material increases in

employee turnover rates in existing stores or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Increased competition for qualified employees caused by a shortage in the labor pool exerts upward pressure on wages and benefits paid to attract and retain such personnel, resulting in higher labor costs, together with greater recruitment and training expense.

We must attract, retain and motivate a sufficient number of qualified management and operating personnel in order to maintain consistency in our service, hospitality, quality and atmosphere of our gaming centers. Qualified management and operating personnel are typically in high demand. If we are unable to attract and retain a satisfactory number of qualified management and operating personnel, labor shortages could delay the openings of future gaming centers or adversely impact the profitability of open venues, either of which could have a material adverse effect on our business and results of operations.

Our large workforce subjects us to risks associated with increases in the cost of labor as a result of increased competition for employees, higher employee turnover rates and required wage increases and health benefit coverage, lawsuits or labor union activity.

Labor is one of our primary property-level operating expenses. We face the risks of labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, or increases in the federal or state minimum wage or other employee benefit costs. For example, if the federal minimum wage were increased significantly, we would have to assess the financial impact on our operations as we have a large population of hourly employees. If labor-related expenses increase, our operating expense could increase in a manner that materially and adversely affects our operating margins and profitability.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

We are subject to the Fair Labor Standards Act and various federal and state laws governing such matters as minimum wage requirements, gratuity policies, overtime compensation and other working conditions, citizenship requirements, discrimination and family and medical leave. In recent years, a number of companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, overtime wage policies, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. No such lawsuits have been threatened or instituted against us ath this time.

Since we rent multiple commercial properties, we are subject to risks associated with leasing space subject to long-term, non-cancelable leases, and risks related to renewal.

To date, all of our venues are leased under long-term real property leases and we currently anticipate that we will continue to lease rather than purchase the sites for our store locations. Payments under our non-cancelable, long-term operating leases account for a significant portion of our operating expenses. We generally cannot cancel these existing leases without substantial economic penalty. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligation under the applicable lease, including, among other things, paying the base rent for the remainder of the lease term. We depend on cash flow from operations to pay our lease obligations. If our business does not generate adequate cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under credit facilities, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges, or fund other liquidity and capital needs, all of which could have a material adverse effect on us.

In addition, as each of our leases expires, we may choose not to renew, or may not be able to renew, such existing leases if the capital investment required to maintain the stores at the leased locations is not justified by the return required on the investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations and financial condition.

Our revenues and operating results may fluctuate significantly due to various risks and unforeseen circumstances, including increases in costs, seasonality, weather, acts of violence or terrorism and other factors outside our control.

Certain of the regions in which our stores are located have been, and may in the future be, subject to natural disasters, such as earthquakes, floods, and hurricanes. Depending upon its magnitude, a natural disaster could severely damage our stores, which could adversely affect our business, results of operations or financial condition. A natural or man-made disaster could significantly impact our ability to provide services and systems to our stores. For instance, our Newport, Kentucky venue is located on the banks of the Ohio River and is therefore subjected to risk related to flooding. We currently maintain property and business interruption insurance through the aggregate property policy for each of our stores.

Any act of violence at or threatened against our stores or the centers in which they are located, including civil unrest, active shooter situations and terrorist activities, may result in restricted access to our stores and/or store closures in the short-term and, in the long term, may cause our customers and employees to avoid visiting our stores. Any such situation could adversely impact cash flows and make it more difficult to fully staff our stores, which could materially adversely affect our business.

Our operating results may fluctuate significantly due to seasonal factors. Although we are a relatively new company, our previous experience and industry statistics lead us to project seasonality based on stronger results in the cooler weather months. We anticipate that the first and fourth quarters of each calendar fiscal year will have better results than those achieved in the second and third quarters.

Changes in cost and availability of commodities and other products could negatively affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in commodity and other product costs. Various factors beyond our control, including adverse weather conditions, governmental regulation and monetary policy, product availability, recalls of food products, disruption of our supplier manufacturing and distribution processes due to public health crises or pandemics, and seasonality, may affect our commodity costs or cause a disruption in our supply chain. We have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our stores, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our stores and cause us to remove certain items from our menu. Changes in the price or availability of commodities for which we do not have short-term supply contracts could have a material adverse effect on our profitability. Expiring contracts with our food suppliers could also result in unfavorable renewal terms and therefore increase costs associated with these suppliers or may necessitate negotiations with other suppliers. Other than short-term supply contracts for certain food items, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies. Also, the unplanned loss of a major distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. Further, a significant percentage of our equipment, such as arcade machines and computers, is directly or indirectly sourced outside the United States and changes in trade policy and tariffs could negatively impact our costs. If we pay higher prices for food or other product costs, our operating

costs may increase, and, if we are unable to adjust our purchasing practices or pass any cost increases on to our customers, our operating results could be adversely affected.

Our business is highly dependent on the success and availability of video game platforms manufactured by third parties.

We expect to derive a substantial portion of our revenues from esports games played on game platforms manufactured by third parties, such as Sony's PS4®, Microsoft's Xbox One®, and Nintendo's Switch®, and PCs. The success of our business will be driven in large part by our ability to accurately predict which platforms will be successful in the marketplace. We also rely on the availability of an adequate supply of these video game consoles and the continued support for these consoles by their manufacturers. We may be required to commit significant resources well in advance of the anticipated introduction of a new platform. If increased costs are not offset by higher revenues and other cost efficiencies, our business could be negatively impacted. If the platforms for which we invested resources do not attain significant market acceptance, we may not be able to recover our costs, which could be significant.

We could be exposed to negative publicity or customer complaints, including in relation to, among other things, accidents, injuries or thefts at the stores, or health and safety concerns arising from improper use of our game equipment or at our food and beverage venues.

There are inherent risks in our business that we could be exposed to negative publicity or customer complaints as a result of accidents, injuries, or in extreme cases, deaths, arising from instances of air-borne, water-borne or food-borne contagion or illness, food contamination, spoilage, tampering, equipment failure, improper use of our equipment, fire, explosion, terrorist attacks or civil riots, and other safety or security issues arising from our actual or perceived non-compliance with safety, quality or service standards or norms in relation to the various game, entertainment and food and beverage attractions at our stores. We cannot guarantee that our employee training, internal controls and other precautions will be sufficient to prevent any such occurrence at our stores, or to control or mitigate any negative consequences. Even isolated or sporadic incidents or accidents may have a negative impact on our brand image and reputation. The considerable expansion of social media in recent years has compounded the effect of any potential negative publicity, which may negatively affect customers' perception of our business.

Pandemics or disease outbreaks such as COVID-19 and Monkeypox, especially governmental mandates and restrictions related to such outbreaks, may negatively affect our business and results of operations.

Pandemics or disease outbreaks such as COVID-19 and Monkeypox, and especially any governmental mandates and restrictions imposed in relation to such outbreaks, may impact customer traffic at our locations and may make it more difficult to staff our locations and, in more severe cases, may cause a temporary inability to obtain supplies and increase commodity costs. COVID-19 was officially declared a global pandemic by the World Health Organization in March 2020, and the virus, including the continued spread of highly transmissible variants of the virus, and governmental mandates and restrictions attributable thereto have impacted all global economies, and in the United States has resulted in varying levels of restrictions and shutdowns implemented by national, state, and local authorities.

Such viruses may be transmitted through human contact and airborne delivery, and the risk of contracting viruses could cause employees or customers to avoid gathering in public places, which could further have adverse effects on our customer traffic or the ability to adequately staff locations. Businesses have been adversely affected when government authorities have imposed and continue to impose restrictions on public gatherings, human interactions, operations of restaurants or mandatory closures, seek voluntary closures, restrict hours of operations or impose curfews, restrict the import or export of products or if suppliers issue mass recalls of products. Additional regulation or requirements with respect to the compensation of our employees could also have an adverse effect on our business. Even if such measures

are not implemented and a virus or other disease does not spread significantly within a specific area, the perceived risk of infection or health risk in such area may adversely affect our business, liquidity, financial condition and results of operations. Additionally, different jurisdictions have seen varying levels of outbreaks or resurgences in outbreaks, and corresponding differences in government responses, which may make it difficult for us to plan or forecast an appropriate response.

Outbreaks of contagious diseases could also require us to quarantine some or all employees and close and disinfect our impacted locations. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions, like quarantine requirements, in connection with pandemics or disease outbreaks, our operations may be negatively impacted, potentially materially adversely affecting our business, liquidity, financial condition or results of operations.

Our sales and operating results may be affected by uncertain or changing economic and market conditions arising in connection with and in response to disease outbreaks, including prolonged periods of high unemployment, inflation, deflation, prolonged weak consumer demand, a decrease in consumer discretionary spending, political instability or other changes. The significance of the operational and financial impact to us will depend on how long and widespread the disruptions caused by a particular disease outbreak are, as well as on the scope and duration of any corresponding response to contain the outbreak.

The ongoing military conflict in Ukraine and geopolitical instability globally may negatively affect our business and financial condition.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets, which may in turn affect discretionary consumer spending.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Russia's military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia and certain allied areas, including the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened.

Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

The current war in Ukraine, and geopolitical events stemming from such conflicts, could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets and economy. The extent and duration of the military action, resulting sanctions and resulting future market disruptions in the region are impossible to predict, but could be significant and have a severe adverse effect worldwide financial markets and economy.

Any of the abovementioned factors could adversely affect consumer demand, our business, financial condition, results of operations, liquidity and cash flows. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described here.

Our operations may be subject to the effects of a rising rate of inflation which may adversely impact our financial condition and results of operations.

Inflation in the United States began to rise significantly in the second half of the calendar year 2021. This is primarily believed to be the result of the economic impacts from the COVID-19 pandemic, including the global supply chain disruptions, strong economic recovery and associated widespread demand for goods, government stimulus packages and the impacts of the many government programs which has resulted in increases to the money supply as well to fund some of these programs and the associated spending to fund them which has created large government deficits in almost every jurisdiction. Global supply chain disruptions have resulted in shortages in materials and services. Such shortages have resulted in inflationary cost increases for labor, materials, and services, and could continue to cause costs to increase as well as scarcity of certain products. In addition, inflation is often accompanied by higher interest rates. The impact of COVID-19 may increase uncertainty in the global financial markets, as well as the possibility of high inflation and extended economic downturn, which could reduce our ability to incur debt or access capital and impact our results of operations and financial condition even after these conditions improve.

We are experiencing inflationary pressures in certain areas of our business, including with respect to the cost of new arcade games, food ingredients, the cost of shipping and supplies, and increases in labor costs. However, we cannot predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. Severe increases in inflation could affect the global and U.S. economies and could have a materially adverse impact on our business, financial condition or results of operations. Furthermore, future volatile, negative, or uncertain economic conditions and recessionary periods or periods of significant inflation may adversely impact consumer spending at our venues, which would materially adversely affect our business, financial condition and results of operations. Such effects can be especially pronounced during periods of economic contraction or slow economic growth. To the extent that we are unable to offset such cost inflation through increased menu prices or increased efficiencies in our operations and cost savings, there could be a negative impact on our business, sales and margin performance, net income, cash flows and the trading price of the shares of our Class B Common Stock.

If we fail to retain, or effectively respond to a loss of, key management, our financial performance and the ability to successfully implement our strategic direction could be adversely affected.

Our future success is substantially supported by the contributions and abilities of senior management, including key executives and other leadership team members. Changes in senior management could expose us to significant changes in strategic direction and initiatives. A failure to maintain appropriate organizational capacity and capability to support leadership excellence or a loss of key skill sets could jeopardize our ability to meet our business performance expectations and growth targets. Although we have employment agreements with all members of senior management and they all hold significant equity in the company, we cannot prevent members of senior management from terminating their employment with us. The departure of a member of senior management and/or the failure to ensure an effective transfer of knowledge and a smooth transition upon such departure may be disruptive to the business and could hinder our strategic planning and execution.

Risk Related to Our Financial Condition

We may not have sufficient capital to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives.

Our current liquidity and capital resources may not be sufficient to allow us to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives. If we require additional capital resources, we may seek such funds directly from third party sources; however, we may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow us to fund our expected ongoing operations or we may not be able to obtain such equity capital or debt financing on acceptable terms or

conditions. Factors affecting the availability of equity capital or debt financing to us on acceptable terms and conditions include:

- our current and future financial results and position;

- the collateral availability of our otherwise unsecured assets;

- the market's investors and lenders' view of our industry and products; and

- the perception in the equity and debt markets of our ability to execute our business plan or achieve our operating results expectations.

If we are unable to obtain the equity capital or debt financing necessary to fund our ongoing operations, pursue our strategy and sustain our growth initiatives, we may be forced to scale back our operations or our expansion initiatives, and our business and operating results will be materially adversely affected.

Acquisitions and other strategic alliances and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.

We may in the future explore potential acquisitions of companies or strategic investments to strengthen our business. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business.

Acquisitions involve numerous risks, any of which could harm our business, including:

- straining our financial resources in order to acquire a company;

- anticipated benefits may not materialize as rapidly as we expect, or at all;

- diversion of management time and focus from operating our business to address acquisition integration challenges;

- Issues involving the retention of employees from the acquired company;

- cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's accounting, management information, human resources and other administrative systems;

- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

- litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or even completely eliminating any anticipated benefits of such transactions, and could harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on our business, results of operations or financial condition.

We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

We have attempted to estimate the amount of funding that will be required in order to implement our growth plans. If the costs of implementing such plans should exceed these estimates significantly, or if we come across opportunities to grow through expansion plans which cannot be predicted at this time, and the funds generated from our operations prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders' consent for payment of dividends, or restrict our freedom to operate our business by requiring lender's consent for certain corporate actions.

Further, if we raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

Our insurance coverage may not adequately protect us against all future risks, which may adversely affect our business and prospects.

We maintain insurance coverage, including commercial property, fire, business income, business automobile, and commercial general liability coverage. While we maintain insurance in amounts that we consider reasonably sufficient for a business of our nature and scale, with insurers that we consider reliable and credit worthy, we may face losses and liabilities that are uninsurable by their nature, or that are not covered, fully or at all, under our existing insurance policies. Moreover, coverage under such insurance policies would generally be subject to certain standard or negotiated exclusions or qualifications and, therefore, any future insurance claims by us may not be honored by our insurers in full, or at all. In addition, our premium payments under our insurance policies may require a significant investment by us and could be significantly increased due to market conditions and/or claims made by us under our existing policies.

To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, the loss will have to be borne by us and our business, cash flow, financial condition, results of operations and prospects may be adversely affected.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

Risk Related to Regulatory Compliance

Failure to comply with applicable regulations or to retain licenses or permits at various locations of our business may harm our business and results of operations.

Our business is subject to extensive federal, state and local government regulation in the various jurisdictions in which our properties are located, including regulations relating to alcoholic beverage control, public health and safety, environmental hazards and food safety. Alcoholic beverage control regulations require each of our properties to obtain licenses and permits to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each

venue, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages.

The failure of a property to obtain or retain its licenses and permits would adversely affect that property's operations and profitability, as well as our ability to obtain such a license or permit in other locations. We may also be subject to dram shop statutes in certain states, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Even though we are covered by general liability insurance, a settlement or judgment against us under a dram shop lawsuit in excess of liability coverage could have a material adverse effect on our operations.

We are also subject to the Americans with Disabilities Act (the "ADA") which, among other things, may require certain renovations to our facilities to comply with access and use requirements. A determination that we are not in compliance with the ADA or any other similar law or regulation could result in the imposition of fines or an award of damages to private litigants. While we believe we are operating in substantial compliance, and will continue to remove architectural barriers in our facilities when readily achievable, in accordance with current applicable laws and regulations, there can be no assurance that our expenses for compliance with these laws and regulations will not increase significantly and harm our business, financial condition and results of operations.

We are also subject to numerous other federal, state and local governmental regulations related to building and zoning requirements and the use and operation of clubs, including changes to building codes and fire and life safety codes, which can affect our ability to obtain and maintain licenses relating to our business and properties. If we were required to make substantial modifications at our properties to comply with these regulations or if we fail to comply with these regulations, our business, financial condition and results of operations could be negatively impacted.

Environmental compliance costs and liabilities related to the real properties that we lease may adversely affect our results of operations.

Our operating costs may be affected by the cost of complying with existing or future environmental laws, ordinances and regulations with respect to our leased properties or by environmental problems that materially impair the value of such properties. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses it may be operated, and these restrictions may require expenditures. In connection with the direct or indirect ownership and operation of properties, we may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could adversely affect our results of operations and financial condition.

Risks Related to Information Technology and Cybersecurity

Cybersecurity breaches or other privacy or data security incidents that expose confidential customer, personal employee or other material, confidential information that is stored in our information systems or by third parties may adversely impact our business.

Many of our information technology systems contain personal, financial, or other information that is entrusted to us by our customers and team members. Many of our information technology systems also

contain proprietary and other confidential information related to our business, such as business plans and initiatives. A cyber incident (generally any intentional or unintentional attack that results in unauthorized access resulting in disruption of systems, corruption of data, theft or exposure of confidential information or intellectual property) that compromises the information of our customers or employees could result in widespread negative publicity, damage to our reputation, loss of customers, additional costs, litigation claims, legal or regulatory proceedings, fines or penalties, remediation costs, a negative impact on team member morale, or other impacts to our business.

Although we employ security technologies and practices and have taken other steps to try to prevent a breach, there are no assurances that such measures will prevent or detect cybersecurity breaches, and we may nevertheless not have the resources or technical sophistication to prevent rapidly evolving types of cyberattacks. We maintain a separate insurance policy covering cybersecurity risks and such insurance coverage may, subject to policy terms and conditions, cover certain aspects of cyber risks, but this policy is subject to a retention amount and may not be applicable to a particular incident or otherwise may be insufficient to cover all our losses beyond any retention. Based on recent court rulings, there is uncertainty as to whether traditional commercial general liability policies will be construed to cover the expenses related to cyberattacks and breaches if credit and debit card information is stolen.

If we experience a security breach in the future, we could become subject to claims, lawsuits or other proceedings for purportedly fraudulent transactions arising out of the theft of credit or debit card information, compromised security and information systems, failure of our employees to comply with applicable laws, the unauthorized acquisition or use of such information by third parties, or other similar claims, and such claims, lawsuits or other proceedings could have a material and adverse effect on our operations, results of operations, and financial condition.

Compliance with cybersecurity, privacy and similar laws may involve significant cost and any failure to comply could adversely affect our business, reputation, and results of operations.

The regulatory environment surrounding information security, privacy, and other matters involving consumer protection is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Compliance with these requirements can be costly and time-consuming and the costs could adversely impact our results of operations due to necessary system changes and the development of new administrative processes. Security breaches could also result in a violation of applicable privacy and other laws, and subject us to private consumer, business partner or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability. We are required to maintain the highest level of Payment Card Industry ("PCI") Data Security Standard compliance at our store support center and stores. If we do not maintain the required level of PCI compliance, we could be subject to costly fines or additional fees from the card brands that we accept or lose our ability to accept those payment cards. Additionally, an increasing number of government and industry groups have established laws and standards for the protection of personal and health information.

Risks Related to this Offering and Ownership of our Securities

Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our Class B Common Stock.

Our Class B Common Stock is currently not quoted on any market. No market may ever develop for our Class B Common Stock, or if developed, may not be sustained in the future. We intend to engage a market maker to apply for quotation on the OTC Market or other public exchange. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which regulates the market makers on the OTC Market, nor can there be any assurance that such an application for quotation will be approved. Thus, it is anticipated that there will be little or no market for the shares sold in this offering until we are eligible to have our Class B Common Stock quoted on the OTC Market and as a result, an investor may find it difficult to dispose of any shares purchased hereunder. Because there is not currently

and may not be in the future a public market for our stock, we may not be able to secure future equity financing which would have a material adverse effect on our company.

Furthermore, when and if our Class B Common Stock is eligible for quotation on the OTC Market, there can also be no assurance as to the depth or liquidity of any market for the Class B Common Stock or the prices at which holders may be able to sell the shares.

As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the stock as compared to securities that are traded on the Nasdaq trading market or on an exchange. Moreover, an investor may find it difficult to dispose of any shares purchased hereunder.

Investors may have difficulty in reselling their shares due to state Blue Sky laws.

The holders of our shares of Class B Common Stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having our securities available for trading on the OTC Market, investors should consider any secondary market for our securities to be a limited one. We intend to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin. Accordingly, our shares should be considered totally illiquid, which inhibits investors' ability to resell their shares.

We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our Class B Common Stock.

The SEC has adopted regulations which generally define so-called "penny stocks" to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. We anticipate that our Class B Common Stock will become a "penny stock", and we will become subject to Rule 15g-9 under the Exchange Act, or the "Penny Stock Rule." This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our Class B Common Stock will qualify for exemption from the Penny Stock Rule. In any event, even if our Class B Common Stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Sales of our common stock under Rule 144 could reduce the price of our stock.

Upon the consummation of this offering, there will be 30,000,000 shares of Class A Common Stock, and 15,000,000 shares of Class B Common Stock held by affiliates that Rule 144 of the Securities Act defines as restricted securities. Around 5,000,000 newly issued shares of Class B Common Stock are being qualified in this offering; however, all of the remaining shares will still be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell in any 90-day period more than the greater of (i) one percent of the total issued and outstanding shares and (ii) the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

We may not be able to execute our growth strategy if the $5,000,000 maximum is not sold.

If you invest in the Class B Common Stock and less than all of the offered shares are sold, the risk of losing your entire investment will be increased. If less than $5,000,000 of Class B Common Stock shares offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. No assurance can be given to you that any funds will be invested in this offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our Company or our assets at any particular time.

Since our officers and directors have substantial influence over our Company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

Our officers and directors have significant control over stockholder matters, and the minority stockholders will have little or no control over our affairs. Our officers and directors will own approximately 90% of our outstanding common stock if all of the shares offered herein are sold. Accordingly, our officers and directors will have control over stockholders matters, such as election of directors, amendments to our articles of incorporation, and approval of significant corporate transactions. As a result, our minority stockholders will have little or no control over our affairs.

We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Investors in this offering will experience immediate and substantial dilution.

The offering price of $1.00 per share is substantially higher than the net tangible book value per share of our Class B Common Stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per underlying share of Class B Common Stock in relation to the price that you paid for your shares. As the date of this filing, the net tangible book value of our Class B Common Stock is negative. Accordingly, if we were liquidated at our net tangible book value, you would lose your entire investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of this offering to increase the number of venues beyond our three initial locations, to grow our online esports offerings, to continue building our technology stack including proprietary components, and for general corporate purposes. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

We have never paid cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our common stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital with Class B Common Stock to support the Company's general working capital for operations and venue expansion in different locations. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$50,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions	$1,500	$150,000
(B) Legal Expenses	$40,000	$40,000
(C) Accounting Expenses	$20,000	$20,000
(D) Miscellaneous Offering Expenses	$20,000	$20,000
Net Proceeds	$0	$4,770,000
Use of Net Proceeds		
(E) Working Capital	$0	$1,770,000
(F) Venue Expansion	$0	$3,000,000
Total Use of Net Proceeds	$0	$4,770,000

(1) We will accept proceeds in excess of the target offering amount of $50,000.00. We will allocate oversubscriptions on a first come first served basis, or at our discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the Dalmore Group, LLC online portal, Dalmore, located at https://invest.velocityesports.com. Dalmore Group, LLC will serve as the intermediary.

Upon acceptance of your subscription by our Company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our Class B Common Stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is May 31, 2023.

Cancellation instructions can be found in the Dalmore investor dashboard. Investors may cancel their investment commitment by sending an email to velocityesports@dalmoredirect.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Dalmore with further information. If the investor's investment

commitment is cancelled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment refunded at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, Dalmore will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and Dalmore will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically, and Dalmore will direct refunds of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 5,000,000 shares of our Class B Common Stock for $5,000,000.00; provided, however, that any investor who invests $2,000 or more, will receive a number of additional shares equal to ten percent (10%) of the total shares of Class B Common Stock purchased. For example, if an investor purchases $10,000 worth of shares of Class B Common Stock, instead of receiving 10,000 shares of Class B Common Stock, such investor will receive 11,000 shares of Class B Common Stock. We are attempting to raise a minimum amount of $50,000.00 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by May 31, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with North Capital, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our Company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that an investor may invest in the offering is $250.

The offering is being made through Dalmore Group, LLC, the Intermediary.

Commission/Fees

A commission of 3% of the amount raised in the offering will be paid to the Intermediary. The Intermediary also received a one-time platform due diligence fee payment of $18,000. Further, there will be an additional fee of $1,000 per closing, in addition to any other third-party fees that may result as of the additional closing request.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of shares of our Class B Common Stock equal to 1% of the shares sold in the offering.

Transfer Agent and Registrar

The Company has engaged VStock Transfer LLC to act as its transfer agent.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an initial public offering or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our Class B Common Stock are entitled to one vote per share of Class B Common Stock held. Notwithstanding, pursuant to the subscription agreement for this offering, each investor in this offering will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that investor is entitled to do so) with respect to all of the shares of Class B Common Stock of the Company. This means that you will have no right to vote any of your shares until the proxy is terminated and the proxy will only terminate upon consent of the Company's board of directors.

15.   **Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No**

See answer to Question 14.

16.   **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of Class B Common Stock of our Company may only be modified by the majority vote of the shares of common stock of our Company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 250,000,000 shares, consisting of: (i) 200,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), of which 50,000,000 shares are designated "Class A Common Stock," $0.0001 par value per share, and 150,000,000 shares are designated as "Class B Common Stock," $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). As of the date of this offering statement, a total of 37,453,183 shares of Common Stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding.

18.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Class B Common Stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of Preferred Stock or any debt securities in the future and, thereafter there is a liquidation of our Company or sale of our Company, the holders of such Preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

In addition, we currently have 24,968,789 shares of Class A Common Stock outstanding, all of which are issued to entities where our directors are beneficial owners. Each of our Class A Common Stock is entitled to ten (10) votes on any matter that is submitted to a vote or for the consent of the stockholders of the Company. This means our directors, as holders of Class A Common Stock, have super voting power and may outvote holders of Class B Common Stock.

19.   **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20.   **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the Company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21.   **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued based on market comparables. Also, see the "*This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.*" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our Company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the Class B Common Stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

From March 2022 to June 2022, the Company went through a round of secured debt financing, in which the Company executed a set promissory notes.

On March 5, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust the principal amount of $250,000.00, with interest payable thereon at the rate of eight percent (8%) per annum.

On March 7, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Ralph Wanger Trust the principal amount of $250,000.00, with interest payable thereon at the rate of eight percent (8%) per annum.

On March 11, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $128,152.45, with interest payable thereon at the rate of eight percent (8%) per annum.

On May 3, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $121,847.55, with interest payable thereon at the rate of eight percent (8%) per annum.

On June 10, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $50,000.00, with interest payable thereon at the rate of eight percent (8%) per annum.

On June 22, 2022, the Company signed the 8% Secured Promissory Note, where the Company promised to pay to Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust the principal amount of $900,000.00, with interest payable thereon at the rate of eight percent (8%) per annum.

On October 14, 2022, the Company issued a secured promissory note to Philip N Kaplan Separate Property Trust dtd 6/27/2011, an affiliate of our Executive Chairman, in the principal amount of $1,213,999.00, with interest payable monthly thereon at the rate of twelve point seven two two four percent (12.7224%) per

annum. Under the terms of this Promissory Note, the Company will also be required to make a payment at maturity to compensate the lender for the difference in the rate at which the lender borrowed funds to make the loan and a previous loan held by the lender as more specifically set forth in the promissory note. The promissory note also has covenants restricting the Company from additional borrowing and the making of distributions or redemptions of stock while the note is outstanding. The note is secured by all of the assets of the Company.

The Promissory Note issued to Philip N Kaplan Separate Property Trust dtd 6/27/2011 has a maturity date of 35 months. All the other promissory notes listed above have a maturity date of 5 years. The Company's total indebtedness is $2,913,999.00.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Through the round of secured debt financing from March 2022 to June 2022, the Company executed nine promissory notes promising to pay a total of $1,700,000.00, with an interest rate at 8% per annum. The promissory notes holders also received a five-year warrant to purchase a number of shares of the Company's Class B Common Stock. Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust received 287,500 warrants. The Ralph Wanger Trust received 62,500 warrants. The Philip N Kaplan Separate Property Trust dtd 6/27/2011 received 75,000 warrants. For these warrants, the initial exercise price per share is $1.00 and the deadline for exercise the option is five years from the date of warrant issuance.

The Company sold and issued 30,000,000 shares of Class A Common Stock, at a purchase price of $0.0001 per share, and 15,000,000 shares of Class B Common Stock at a purchase price of $0.0001 per share pursuant to Rule 701, Section 4(a)(2) or Rule 506 of the Securities Act of 1933. Later on, on October 14, 2022, pursuant to that Share Cancellation Agreement, 5,031,211 of Mindshare Holdings, Inc.'s Class A Common Shares and 2,515,606 of the Mindshare Holdings, Inc.'s Class B Common Shares were cancelled.

The Company received a total of $500,000.00 in investments through Simple Agreement for Future Equity ("SAFE") financings, pursuant to Rule 701, Section 4(a)(2) or Rule 506 of the Securities Act of 1933. The SAFEs have a valuation cap at $50,000,000 with a 25% discount. The Company used the proceeds for general working capital for operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Our officers and directors have entered into the following transactions with the Company to purchase shares of the Company's Class A and Class B Common Stock, as follows:

Name of Purchaser	Number of Shares	Purchase Price	Purchase Date
Mindshare Holdings, Inc. (Joshua Matthew Rosenbaum as beneficial owner)	10,000,000 shares of Class A Common Stock; 5,031,211 shares were later cancelled	$1,000.00	November 19, 2021
		$500.00	December 6, 2021
	5,000,000 shares of Class B Common Stock; 2,515,606 shares were later cancelled		
Philip N Kaplan Separate Property Trust dtd, 6/27/2011 (Philip Nathan Kaplan as beneficial owner)	10,000,000 shares of Class A Common Stock	$1,000.00	November 19, 2021
	5,000,000 shares of Class B Common Stock	$500.00	December 6, 2021
The LRW Revocable Trust, dtd 3/9/2012 (Leonard Ralph Wanger as beneficial owner)	10,000,000 shares of Class A Common Stock	$1,000.00	November 19, 2021
	5,000,000 shares of Class B Common Stock	$500.00	December 6, 2021

On December 20, 2021, through SAFE financing, the Company entered into a Simple Agreement for Future Equity with Phoebe S. Tesler Self-Declaration of Revocable Trust DTD 1-12-78, where the beneficial owner is a related party to Leonard Ralph Wanger. The Trust invested a total amount of $200,000.00 with a valuation cap at $50 million and a discount of 25%.

On April 5, 2022, through SAFE financing, the Company entered into a Simple Agreement for Future Equity with Debra J Wanger 2018 Family Irrevocable Perpetuities Trust, where the beneficial owner is a related party to Leonard Ralph Wanger. The Trust invested a total amount of $100,000.00 with a valuation cap at $50 million and a discount of 25%.

On June 22, 2022, through SAFE financing, the Company entered into a Simple Agreement for Future Equity with the Leonard R Wanger Remainder Trust, where the beneficial owner is Leonard Ralph Wanger. The Trust invested a total amount of $100,000.00 with a valuation cap at $50 million and a discount of 25%.

On March 5, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust the principal amount of $250,000.00, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, The Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust received warrants to purchase 62,500 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline for exercise the warrant is five years from the date of warrant issuance.

On March 7, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Ralph Wanger Trust the principal amount of $250,000.00, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, the Ralph Wanger Trust received warrants to purchase 62,500 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

On March 11, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $100,000.00, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, the Philip N Kaplan Separate Property Trust dtd 6/27/2011 received warrants to purchase 25,000 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

On March 11, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $28,152.45, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, the Philip N Kaplan Separate Property Trust dtd 6/27/2011 received warrants to purchase 7,038 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

On May 3, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $121,847.55, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, the Philip N Kaplan Separate Property Trust dtd 6/27/2011 received warrants to purchase 30,462 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

On June 10, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Philip N Kaplan Separate Property Trust dtd 6/27/2011 the principal amount of $50,000.00, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, the Philip N Kaplan Separate Property Trust dtd 6/27/2011 received warrants to purchase 12,500 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

On June 22, 2022, the Company signed an 8% Secured Promissory Note, where the Company promised to pay to Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust the principal amount of $900,000.00, with interest payable thereon at the rate of eight percent (8%) per annum. In addition, as discussed in Question 25 in detail, The Leonard R Wanger 2018 Family Irrevocable Perpetuities Trust received warrants to purchase 225,000 shares of Class B Common Stock. The initial exercise price per share is $1.00 and the deadline to exercise the warrant is five years from the date of warrant issuance.

FINANCIAL CONDITION OF THE ISSUER

27.   **Does the issuer have an operating history?** [X] Yes [ ] No

28.   **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Velocity Esports, Inc. is an early-stage company with limited operating history. For approximately the next 12 months, we intend to focus on the following:

    •   We plan to open an additional venue in Schaumburg,

- We plan to build profitable game-play venue business, leveraging management's significant access to prime sites.

- We plan to increase revenue and engagement by providing skill-based video game contests, tournaments and peer-to-peer competitions with cash and other prizes.

Results of Operations

Revenues – Velocity generates revenues primarily from entertainment (games and the corresponding redemption of tickets earned for prizes) and food and (alcoholic and non-alcoholic) beverages. As we opened our first store in the Cincinnati area just this year, we had no revenue for the period from November 18, 2021 (inception) to December 26, 2021. For the thirteen and twenty-six weeks ended June 26, 2022, we derived $289,439 (73.6% of $393,457 total revenues) and $310,442 (74.9% of $414,460 total revenues), respectively, from entertainment and other revenues.

Cost of Revenues – Cost of revenues includes the cost of food, beverages and redemption items. As we opened our first store in the Cincinnati area just this year, we had no cost of revenues for the period from November 18, 2021 (inception) to December 26, 2021. For the thirteen and twenty-six weeks ended June 26, 2022, we incurred cost of revenues of $47,565 (12.1% of $393,457 total revenues) and $53,969 (13.0% of $414,460 total revenues), respectively.

Compensation, Benefits and Taxes – Compensation, benefits and taxes consist of salaries, wages, performance incentives, employer payroll taxes, and benefits for venue and corporate personnel. We continually review such costs for efficiency opportunities. Total compensation expense was $0 for the period from November 18, 2021 (inception) to December 26, 2021, and $621,541 and $1,033,657 for the thirteen and twenty-six weeks ended June 26, 2022, respectively. In order to maximize cashflow, management has decided to defer their salaries until such time we feel it prudent to take full salaries. Included in the total compensation expense, accrued compensation expense for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $0, $207,988, and $386,745, respectively.

Selling, General and Administrative Expenses – Selling, general and administrative expenses (SG&A) include venue-related operating expenses, including advertising, marketing, and promotional costs, occupancy (rent, common area maintenance, and real estate taxes), utilities, supplies and outside service expenses, and repairs and maintenance. Also included are the costs associated with the various departments of our corporate headquarters that support the development and operation of our venues, including insurance and travel expenses. Our corporate team works remotely, so we do not incur corporate-level facility expense. SG&A expense for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $6,007, $314,922, and $406,260, respectively.

Legal and Accounting – Legal and accounting expense includes legal expense, accounting fees for our reviews and audits, and other professional fees at the corporate level. Legal and accounting expense for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $8,207, $113,126, and $169,286, respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. Depreciation expense for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $0, $26,036, and $27,318, respectively.

Pre-opening Costs – Pre-opening costs include miscellaneous costs associated with the opening and organizing of new venues, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs are expensed as incurred. Pre-opening costs for the periods from

November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $0, $1,877, and $6,520, respectively.

Interest Expense - Interest expense includes the cost of our debt obligations including the amortization of loan fees and original issue discounts, net of any interest income earned or interest expense capitalized. Interest expense for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $0, $17,125, and $21,848, respectively.

Change in Fair Value of Warrant Liability – As a result of warrants to purchase shares of Class B Common Stock granted to the company's long-term note holders, the company recognizes the fair value of the warrant liability expense.

The warrants are not indexed to the Company's own stock, therefore, under Accounting Standards Codification 815, Derivatives and Hedging, the warrants are classified as liabilities and are subsequently measured at fair value with the changes in fair value recognized in other income (expense), net in the Company's consolidated statements of operations. Change in the fair value of the warrant liability for the periods from November 18, 2021 (inception) to December 26, 2021, and the thirteen and twenty-six weeks ended June 26, 2022, was $0, $0, and $1,250 of other income, respectively

The estimated fair value of the Company's stock was determined by a third-party valuation specialist. The fair value of the warrants on the issuance dates and at subsequent quarterly measurement dates were estimated using the Black-Scholes option-pricing model.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, expand additional venues, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $1,050,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited consolidated financial statements for the period from November 18, 2021 (inception) to December 26, 2021, and unaudited interim financial statements as of and for the twenty-six weeks ended June 26, 2022.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

    (B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

    (C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain: _____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain: _____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain: _____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain: _____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was

the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.velocityesports.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ *Leonard Ralph Wanger*
(Signature)

Leonard Ralph Wanger
(Name)

President and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Leonard Ralph Wanger*
(Signature)

Leonard Ralph Wanger
(Name)

President and Director
(Title)

October 19, 2022
(Date)

/s/ *Joshua Matthew Rosenbaum*
(Signature)

Joshua Matthew Rosenbaum
(Name)

Secretary
(Title)

October 19, 2022

(Date)

/s/ *Philip Nathan Kaplan*

(Signature)

Philip Nathan Kaplan

(Name)

Executive Chairman

(Title)

October 19, 2022

(Date)

/s/ *Patrick Deane*

(Signature)

Patrick Deane

(Name)

Chief Financial Officer/Treasurer

(Title)

October 19, 2022

(Date)

I, Leonard Ralph Wanger, being the President and Director of Velocity Esports, Inc., a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited consolidated financial statements and unaudited interim financial statements of the Company, which comprise the consolidated balance sheet as of December 26, 2021 and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from the Company's November 18, 2021 (inception) to December 26, 2021, and the related notes to said financial statements thereto, and the unaudited interim financial statements of the Company, which comprise the consolidated balance sheet as of June 26, 2022, and the related consolidated statements of operations, stockholders' deficit and cash flows for the sixteen and twenty-six weeks ended June 26, 2022 (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/ *Leonard Ralph Wanger*
(Signature)

Leonard Ralph Wanger
(Name)

President and Director
(Title)

October 19, 2022
(Date)

EXHIBITS

Exhibit A   Audited Annual Financial Statements and Unaudited Interim Financial Statements
Exhibit B   Subscription Agreement

EXHIBIT A

Audited Annual Financial Statements and Unaudited Interim Financial Statements

Velocity Esports, Inc.
Consolidated Financial Statements
December 26, 2021

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Velocity Esports, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Velocity Esports, Inc. (the Company), as of December 26, 2021, and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from November 18, 2021 (inception) to December 26, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 26, 2021, and the results of its operations and its cash flows for the period from November 18, 2021 (inception) to December 26, 2021, in conformity with accounting principles accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not or the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Turner, Stone & Company, LLP

We have served as the Company's auditor since 2022.

Dallas, Texas
October 19, 2022

VELOCITY ESPORTS, INC.
CONSOLIDATED BALANCE SHEET
December 26, 2021

	Dec 26, 2001
Assets:	
Cash and cash equivalents	$ 304,500
Total assets	$ 304,500
Current liabilities:	
Accounts payable	$ 14,214
Total current liabilities	14,214
SAFE Units (Notes 3 and 5)	300,000
Total liabilities	314,214
Commitments and contingencies (Notes 8 and 9)	—
Stockholders' deficit:	
Preferred stock, $0.0001 par value; 50,000,000 shares authorized; zero shares issued and outstanding as of December 26, 2021	—
Common stock, Class A, $0.0001 par value; 50,000,000 shares authorized; 30,000,000 shares issued and outstanding as of December 26, 2021	3,000
Common stock, Class B, $0.0001 par value; 150,000,000 shares authorized; 15,000,000 shares issued and outstanding as of December 26, 2021	1,500
Accumulated deficit	(14,214)
Total stockholders' deficit	(9,714)
Total liabilities and stockholders' deficit	$ 304,500

The accompanying notes are an integral part of these consolidated financial statements.

VELOCITY ESPORTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Period from November 18, 2021 (inception) to December 26, 2021

		Period from Nov 18, 2021 (inception) to Dec 26, 2021
Operating expenses:		
Selling, general and administrative expenses	$	6,007
Legal and accounting		8,207
Total operating expenses		14,214
Loss before provision for income taxes		(14,214)
Provision for income taxes		—
Net loss	$	(14,214)
Loss per common share:		
Basic and diluted	$	(0.00)
Weighted average number of common shares outstanding:		
Basic and diluted		45,000,000

The accompanying notes are an integral part of these consolidated financial statements.

VELOCITY ESPORTS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
For the Period from November 18, 2021 (inception) to December 26, 2021

	Shares		Amount
Common Stock Class A			
Balance, November 18, 2021 (inception)	—	$	—
Issuance of common stock	30,000,000		3,000
Balance, December 26, 2021	30,000,000	$	3,000
Common Stock Class B			
Balance, November 18, 2021 (inception)	—	$	—
Issuance of common stock	15,000,000		1,500
Balance, December 26, 2021	15,000,000	$	1,500
Accumulated Deficit			
Balance, November 18, 2021 (inception)		$	—
Net loss			(14,214)
Balance, December 26, 2021		$	(14,214)
Total Stockholders' Deficit			
Balance, November 18, 2021 (inception)		$	—
Current period activity			(9,714)
Balance, December 26, 2021		$	(9,714)

 The accompanying notes are an integral part of these consolidated financial statements.

VELOCITY ESPORTS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period from November 18, 2021 (inception) to December 26, 2021

		Period from Nov 18, 2021 (inception) to Dec 26, 2021
Cash flows from operating activities:		
Net loss	$	(14,214)
Changes in operating assets and liabilities:		
Accounts payable		14,214
Net cash used in operating activities		—
Cash flows from investing activities:		
Net cash used in investing activities		—
Cash flows from financing activities:		
Proceeds from issuance of common stock		4,500
Proceeds from SAFE Units		300,000
Net cash provided by financing activities		304,500
Net change in cash and cash equivalents		304,500
Cash and cash equivalents at beginning of period		—
Cash and cash equivalents at end of period	$	304,500

 The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Nature of Business and Organization

Velocity Esports, Inc. ("Velocity" or the "Company") was incorporated in the State of Nevada on November 18, 2021, and has since created three wholly owned subsidiaries, including operating entities that manage the venue operations in Newport, Kentucky, Las Vegas Nevada, and Schaumburg Illinois. As of December 26, 2021, only the Schaumburg operating entity had been formed and no venue operations had commenced. Venues are expected to feature state-of-the-art esports lounges with the latest technology, professional level gaming chairs, and vast selection of games. Each location is expected to provide an entertainment and dining destination predicated on games, attracting millennials, teens and families. The venues will feature a wide variety of the latest and most popular arcade and video games, and other activities, such as laser tag, bowling and billiards in select locations.

References to the "Company" refers to Velocity and its wholly owned subsidiaries. The Company is headquartered in Chicago, Illinois and operates and manages its business as a single operating and reportable segment.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Velocity and its wholly owned subsidiaries prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Velocity consolidates all its wholly owned subsidiaries, and all intercompany accounts and transactions for the periods presented have been eliminated in consolidation.

Fiscal Year

The Company operates on a 52- or 53-week fiscal year that ends on the Sunday nearest to December 31. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, costs and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Management considers transaction settlements in process from credit card companies and all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company expects to derive its revenues from the sale of food and beverage; game cards, which are used to play arcade, video and redemption games; and gift cards, which may be redeemed for food and beverage or game play.

Food and beverage revenues will be recorded at the point of service, while proceeds from the sale of game and gift cards will initially be recorded as unearned revenue. Amusement and other revenues from game and gift cards will be recognized as the instruments are used or redeemed, or when the likelihood of usage or redemption, based on historical usage and redemption patterns, becomes remote (breakage). Breakage is an estimate based on customers' historical redemption patterns, which requires the exercise of significant judgment in interpreting historical data to which reasonable assumptions must be applied to establish a methodology.

Note 2—Summary of Significant Accounting Policies (continued)

Game and gift cards do not have expiration dates, and non-usage fees are not deducted from outstanding game and gift card balances. The Company recognizes revenue from game and gift cards upon redemption by the customer. For unredeemed game and gift cards that the Company expects to be entitled to breakage and for which there is not a legal obligation to remit the unredeemed game and gift card balances to the relevant jurisdictions, the Company recognizes expected breakage as revenue in proportion to the pattern of redemption by the customers only to the extent that it is probable that a significant reversal will not subsequently occur. The determination of the game and gift card breakage is based on the Company's specific historical redemption patterns. Recognized game and gift card breakage revenue is included in amusement and other revenues in the consolidated statements of operations. The contract liability related to game and gift cards is included in unearned revenue in the consolidated balance sheets.

Revenues are reported net of sales-related taxes collected from customers to be remitted to governmental taxing authorities. Sales tax collected is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

Marketing and Advertising Costs

Marketing and advertising costs, included in general and administrative expenses in the consolidated statement of operations, are expensed as incurred. For the period from November 18, 2021 (inception) to December 26, 2021, there were no marketing and advertising costs.

Income Taxes

The provision for income taxes includes federal and state income taxes. The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities, and income tax benefit or expense, are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable in the years in which those temporary differences are expected to reverse. The effects of changes in income tax rates or laws are included in the provision for income taxes in the period enacted.

Management evaluates the realizability of the Company's deferred tax assets and establishes a valuation allowance when it is determined that it is more likely than not that such assets will be not be realized. Potential for recovery of deferred tax assets is evaluated by estimating future taxable profits, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies.

The Company determines its income tax benefits and liabilities for uncertain tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated, based on the technical merits of the position, as to whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities. For tax positions meeting the recognition threshold, the second step of measuring the benefit to be recorded is performed. The actual benefits ultimately realized may differ from the estimates and, in future periods, changes in facts, circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded as income tax expense and liabilities in the period in which such changes occur. Interest or penalties incurred relating to unrecognized tax benefits are recorded as tax expense in the provision for income taxes in the consolidated statements of operations. The Company has not incurred interest or penalties related to income taxes during any period presented in the consolidated statements of operations has no uncertain tax positions as of December 26, 2021.

Note 3—Simple Agreements for Future Equity

In 2021, the Company offered Simple Agreements for Future Equity ("SAFE Units") and received $300,000. The SAFE Units are automatically convertible into shares of the Company's Class B common stock upon the completion of an initial public offering or into the Company's preferred stock in the event of a liquidity event in which preferred stock is issued. In either case, the Company will issue common or preferred stock at a discounted price (75%) to the value of its common or preferred stock at the time of such event. If the Company is purchased for cash or there is another liquidation event, the initial investment amount of the SAFE Units will be returned to the investor, or if there are not enough proceeds to return the entire investment, the SAFE Units investors will receive a pro rata amount of the cash available for distribution.

Note 3—Simple Agreements for Future Equity (continued)

The Company determined that the SAFE Units should be classified as liabilities based on evaluating the characteristics of the instruments, which contained both debt and equity-like features. Further, the SAFE Units represent a derivative, which the Company will revalue on a quarterly basis, with changes in the fair value of the SAFE Units running through other income (expense) of the consolidated statement of operations. As such, the Company has recorded the carrying value of the SAFE Units as a noncurrent liability in its consolidated balance sheet as of December 26, 2021.

See Note 5, *Related Party Transactions*, for additional information about the SAFE Units.

Note 4—Stockholders' Deficit

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock in one or more series with such rights, preferences and designations as determined by the board of directors. As of December 26, 2021, there were zero shares designated, issued and outstanding.

Common Stock

The Company is authorized to issue up to 200,000,000 shares of common stock, of which 50,000,000 shares are designated Class A common stock and 150,000,000 are designated Class B common stock. The holders of shares of Class A common stock and Class B common stock will vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company.

Class A Common Stock

Each holder of shares of Class A common stock is entitled to ten (10) votes for each share of Class A common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class A common stock will automatically be converted to Class B common stock upon a transfer of such share (a "Class A Automatic Conversion"), provided however, that a transfer to another Class A stockholder will not constitute a Class A Automatic Conversion event.

Class B Common Stock

Each holder of shares of Class B common stock is entitled to one (1) vote for each share of Class B common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Note 5—Related Party Transactions

SAFE Units

As discussed in Note 3, *Simple Agreements for Future Equity*, the Company has received $300,000 of SAFE Units as of December 26, 2021, including $200,000 from one of the stockholder's family members.

Note 6—Income Taxes

As of December 26, 2021, the Company has U.S. federal and state income tax net operating loss carryforwards approximating $14,214, with no expiration date. Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions.

Note 7—Loss per Share

Basic loss per share is computed by dividing net loss attributable to Velocity Esports, Inc. by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of the SAFE Units determined using the treasury stock method. As a result of the net loss for the period from November 18, 2021 (inception) to December 26, 2021, the impact of all outstanding SAFE Notes is excluded from diluted loss per share as their impact would be anti-dilutive.

Note 7—Loss per Share (continued)

Furthermore, the SAFE Units are anti-dilutive and excluded from the computation of diluted earnings per share if the assumed proceeds upon exercise or vesting are greater than the cost to reacquire the same number of shares at the average market price during the period. The dilutive impact of these securities could be included in future computations of diluted earnings per share if the average market price of the Company's common stock for the periods presented increases sufficiently.

Note 8—Commitments and Contingencies

Legal Proceedings

The Company may be subject to certain legal proceedings and claims that arise in the ordinary course of business, including claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. As of December 26, 2021, there are no such proceedings or claims.

See Note 9, *Subsequent Events*, for additional information about lease commitments entered into in 2022.

Note 9—Subsequent Events

SAFE Units

In 2022, the Company received an additional $200,000 of SAFE Units, $100,000 each to a stockholder and to that stockholder's family member.

Long-term Debt

In 2022, the Company issued $1,700,000 of long-term debt, bearing interest at 8.0% and maturing in five years (ranging from March 5, 2027 to June 22, 2027). Accrued and unpaid interest and principal are due upon maturity. In connection with the issuance of the debt the Company issued 425,000 fully vested warrants to purchase Class B common stock with an exercise price of $1.00 per share. The warrants expire five years from their issuance date. The aggregate estimated fair value of the warrants at issuance totaled $23,936 and has been recorded against the debt as a debt discount and will be amortized to interest expense over the term of the debt. All of the long-term debt was issued to stockholders or their family members.

Warrants

In connection with the issuance of personal guarantees on one of the venue leases the Company executed in 2022, the Company issued 375,000 fully vested warrants to purchase Class B common stock at an exercise price of $1.00 per share to each of the two stockholders providing the guarantees. The warrants expire on May 3, 2027 and the aggregate estimated issuance date fair value is $45,000.

Lease Commitments

On February 16, 2022, the Company signed a 120-month facility lease for 24,858 square feet for its first store, located in Newport, Kentucky. The Company took possession of the facility on March 1, 2022, and opened the venue in the second quarter of 2022, with monthly minimum rental payments of $48,680 beginning April 1, 2022. No payments are required for the first and second months of the first lease year, with the two payments deferred until the twelfth and twenty-fourth months of the lease. Upon reaching gross sales of $3,300,000 in any full lease year, the Company is required to pay the difference between the minimum rent payments for such year and 16% of the gross sales for such lease year. The lease expires on March 31, 2032, and allows for one additional period of five years. The right-of-use asset and lease liability associated with this lease is approximately $5.7 million using an incremental borrowing rate of 8.0% and assuming the lease extension is executed.

Note 9—Subsequent Events (continued)

On April 4, 2022, the Company signed a 150-month facility lease for 15,360 square feet for a store located in Schaumburg, Illinois. The lease will commence within 120 days of completion of tenant improvements. The lease requires a $250,000 security deposit and has monthly minimum rent payments of $45,833 with 3.0% annual increases. The first 24 payments are reduced by $27,084 per month to reimburse the Company for a portion of the tenant improvements, up to a total of $650,000. There is an additional reimbursement of up to $850,000 of tenant improvements. Upon reaching gross sales of $3,700,000 (the "Sales Breakpoint") in any full lease year, the Company is required to pay the difference between the minimum rent payments for such year and 12% of the gross sales for such lease year. The Sales Breakpoint increases annually at the same 3.0%. As a condition of the lease, the Company's president and executive chairman, jointly and severally, entered into personal guarantees not to exceed $1,500,000. The right-of-use asset and lease liability associated with this lease is estimated to be approximately $4.9 million using an incremental borrowing rate of 8.0%.

On June 30, 2022, the Company signed a 36-month facility lease for 36,870 square feet for a store located in Las Vegas, Nevada. The Company took possession of the facility on July, 20, 2022 and expects to open the store in September 2022. The minimum monthly rentals of $96,784 over the lease term will begin upon the store opening. Percentage rent is payable at 8.0% of gross sales in excess of $4.5 million, and 10.0% of gross sales in excess of $6.25 million. The right-of-use asset and lease liability associated with this lease is estimated to be approximately $3.0 million using an incremental borrowing rate of 8.0%.

Notes Receivable

In March 2022, the Company acquired notes receivable secured by certain assets for $376,000. In March 2022, the Company foreclosed on certain assets secured by the notes receivable and sold the assets to third-parties for $196,000. On June 29, 2022, the notes receivable debtor surrendered certain assets with an estimated fair value in excess of $180,000 and the Company agreed to extinguish the remaining $180,000 balance of the notes receivable.

Finance Leases

In July 2022, the Company entered into two additional finance leases for arcade games. The lease terms range from 24 to 55 months and the aggregate amount financed under the leases was approximately $380,000. Aggregate monthly payments under the leases total approximately $11,000.

Equity Incentive Plan

On September 21, 2022, the Company's board of directors adopted the Velocity Esports, Inc. 2022 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant up to restricted stock, restricted stock units, stock options and other forms of inventive compensation to officers, employees, directors and consultants of the Company and its subsidiaries. Subject to adjustments for stock splits or reverse stock splits, up to 5,000,000 shares of Class B common stock may be issued under the Incentive Plan. Subject to earlier termination, the Incentive Plan will automatically terminate on September 21, 2032.

On September 21, 2022, the board of directors authorized the issuance of 1,900,000 restricted stock units ("RSUs") to key employees. The RSUs vest over four years with 25% vesting on the first anniversary of the grant date, and 2.08333% each month thereafter.

Related Party Bridge Loans

From September 13, 2022 through October 12, 2022, two stockholders each advanced the Company $165,000 under bridge loan agreements (the "Bridge Loans"). The unsecured Bridge Loans are due in full on October 18, 2022 (two business days after the receipt of proceeds from a loan the Company closed October 14, 2022). The Bridge Loans bear no interest if the full principal is repaid by October 18, 2022, at which point the Bridge Loans will bear interest at 12%. On October 17, 2022, the Bridge Loans were repaid in full.

Note 9—Subsequent Events (continued)

Related Party Note Payable

On October 14, 2022, the Company executed a $1,213,999 secured note payable due to one of the Company's stockholders. Under the terms of the note, interest accrues at 12.7224% and is due monthly, with unpaid interest added to the principal balance if not paid. Monthly payments of $12,871 are due monthly until the October 25,2025 maturity date, when all unpaid principal and interest are payable. The Company paid a closing fee of $96,926 to the stockholder, which will be amortized over the term of the note and recognized as interest expense. Proceeds from this loan were used to repay the Bridge Loans.

Share Repurchase

Effective October 14, 2022, the Company agreed to repurchase 5,031,211 shares of its Class A common stock and 2,515,606 shares of its Class B common stock from one stockholder for $100. These shares will be recorded as treasury shares and are available to be reissued at the discretion of the board of directors.

Velocity Esports, Inc.
Unaudited Consolidated Financial Statements
December 26, 2021 and June 26, 2022

Velocity Esports, Inc.
Unaudited Consolidated Balance Sheets
December 26, 2021 and June 26, 2022

	Dec 26, 2021		Jun 26, 2022
Current assets:			
Cash and cash equivalents	$ 304,500	$	1,049,164
Accounts receivable	—		16,895
Inventory	—		27,658
Notes receivable	—		180,000
Prepaid expenses and other current assets	—		109,133
Total current assets	304,500		1,382,850
Right-of-use assets, net	—		5,590,062
Property and equipment, net	—		482,170
Other assets	—		255,175
Total assets	$ 304,500	$	7,710,257
Current liabilities:			
Accounts payable	$ 14,214	$	379,937
Accrued expenses and other current liabilities	—		65,660
Unearned revenue	—		10,000
Current portion of lease liabilities	—		394,204
Total current liabilities	14,214		849,801
Long-term related party debt, net (Notes 7 and 17)	—		1,676,702
Lease liabilities, net of current portion	—		5,542,185
SAFE Units (Notes 8 and 17)	300,000		500,000
Warrant liability (Notes 9 and 17)	—		22,686
Other liabilities (Note 10)	—		386,745
Total liabilities	314,214		8,978,119
Commitments and contingencies (Notes 6 and 17)			
Stockholders' deficit:			
Preferred stock, $0.0001 par value; 50,000,000 shares authorized; zero shares issued and outstanding as of December 26, 2021 and June 26, 2022	—		—
Common stock, Class A, $0.0001 par value; 50,000,000 shares authorized; 30,000,000 shares issued and outstanding as of December 26, 2021 and June 26, 2022	3,000		3,000
Common stock, Class B, $0.0001 par value; 150,000,000 shares authorized; 15,000,000 shares issued and outstanding as of December 26, 2021 and June 26, 2022	1,500		1,500
Additional paid-in capital	—		45,000
Accumulated deficit	(14,214)		(1,317,362)
Total stockholders' deficit	(9,714)		(1,267,862)
Total liabilities and stockholders' deficit	$ 304,500	$	7,710,257

See accompanying notes to unaudited consolidated financial statements.

Velocity Esports, Inc.
Unaudited Consolidated Statements of Operations
Thirteen and Twenty-Six Weeks Ended June 26, 2022

	Thirteen Weeks Ended Jun 26, 2022	Twenty-Six Weeks Ended Jun 26, 2022
Revenues:		
Food and beverage	$ 104,018	$ 104,018
Amusement and other	289,439	310,442
Total revenues	393,457	414,460
Cost of revenues:		
Food and beverage	29,742	29,867
Amusement and other	17,823	24,102
Total cost of revenues	47,565	53,969
Gross profit	345,892	360,491
Operating expenses:		
Compensation, benefits and taxes	621,541	1,033,657
Selling, general and administrative expenses	314,924	406,260
Legal and accounting	113,126	169,286
Depreciation expense	26,036	27,318
Pre-opening costs	1,877	6,520
Total operating expenses	1,077,504	1,643,041
Operating loss	(731,612)	(1,282,550)
Other expense (income):		
Interest expense	17,125	21,848
Change in fair value of warrant liability	(1,250)	(1,250)
Total other expense	15,875	20,598
Loss before provision for income taxes	(747,487)	(1,303,148)
Income tax expense	—	—
Net loss	$ (747,487)	$ (1,303,148)
Loss per common share:		
Basic and diluted	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding:		
Basic and diluted	45,000,000	45,000,000

See accompanying notes to unaudited consolidated financial statements.

Velocity Esports, Inc.
Unaudited Consolidated Statements of Stockholders' Deficit
Thirteen and Twenty-Six Weeks Ended June 26, 2022

	Shares		Amount
Common Stock Class A			
Balance, December 26, 2021	30,000,000	$	3,000
Balance, March 27, 2022	30,000,000		3,000
Balance, June 26, 2022	30,000,000	$	3,000
Common Stock Class B			
Balance, December 26, 2021	15,000,000	$	1,500
Balance, March 27, 2022	15,000,000		1,500
Balance, June 26, 2022	15,000,000	$	1,500
Additional paid-in capital			
Balance, December 26, 2021		$	—
Balance, March 27, 2022			—
Warrants issued			45,000
Balance, June 26, 2022		$	45,000
Accumulated Deficit			
Balance, December 26, 2021		$	(14,214)
Net loss			(555,561)
Balance, March 27, 2022			(569,875)
Net loss			(747,487)
Balance, June 26, 2022		$	(1,317,362)
Total Stockholders' Deficit			
Balance, December 26, 2021		$	(9,714)
First quarter activity			(555,661)
Balance, March 27, 2022			(565,375)
Second quarter activity			(702,487)
Balance, June 26, 2022		$	(1,267,862)

See accompanying notes to unaudited consolidated financial statements.

Velocity Esports, Inc.
Unaudited Consolidated Statements of Cash Flows
Thirteen and Twenty-Six Weeks Ended June 26, 2022

	Thirteen Weeks Ended Jun 26, 2022	Twenty-Six Weeks Ended Jun 26, 2022
Cash flows from operating activities:		
Net loss	$ (747,487)	$ (1,303,148)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	26,036	27,318
Amortization of long-term related party debt discount	543	638
Noncash lease expense	122,366	179,382
Change in fair value of warrant liabilities	(1,250)	(1,250)
Other	(6,364)	(6,364)
Changes in operating assets and liabilities:		
Accounts receivable	4,105	(16,895)
Inventory	(5,547)	(27,658)
Prepaid expenses and other current assets	(18,787)	(64,133)
Other assets	(250,000)	(255,175)
Accounts payable	280,952	365,723
Accrued expenses and other current liabilities	(12,079)	65,660
Unearned revenue	10,000	10,000
Other liabilities	207,988	386,745
Net cash used in operating activities	(389,524)	(639,157)
Cash flows from investing activities:		
Purchases of property and equipment	(241,702)	(320,789)
Purchase of notes receivable	—	(376,000)
Proceeds from sale of assets	80,000	196,000
Net cash used in investing activities	(161,702)	(500,789)
Cash flows from financing activities:		
Proceeds from issuance of long-term related party debt	1,071,847	1,700,000
Proceeds from issuance of SAFE Units	200,000	200,000
Payments on finance lease liabilities	(15,390)	(15,390)
Net cash provided by financing activities	1,256,457	1,884,610
Net change in cash and cash equivalents	705,231	744,664
Cash and cash equivalents at beginning of period	343,933	304,500
Cash and cash equivalents at end of period	$ 1,049,164	$ 1,049,164

See accompanying notes to unaudited consolidated financial statements.

Note 1—Nature of Business and Organization

Velocity Esports, Inc. ("Velocity" or the "Company") was incorporated in the State of Nevada on November 18, 2021, and has since created four wholly owned subsidiaries, including operating entities that manage the venue operations in Newport, Kentucky, Las Vegas Nevada, and Schaumburg Illinois. As of the end of its second fiscal quarter, June 26, 2022, Newport is the only operating venue. Both Las Vegas and Schaumburg are in the pre-opening stages. Venues feature state-of-the-art esports lounges with the latest technology, professional level gaming chairs, and vast selection of games. Each location provides an entertainment and dining destination predicated on games, attracting millennials, teens and families. The venues feature a wide variety of the latest and most popular arcade and video games, and other activities, such as laser tag, bowling and billiards in select locations.

References to the "Company" refers to Velocity and its wholly owned subsidiaries. The Company is headquartered in Chicago, Illinois and operates and manages its business as a single operating and reportable segment.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Velocity and its wholly owned and controlled subsidiaries prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Velocity consolidates all its wholly owned subsidiaries (Velocity Esports Newport Kentucky, LLC, Velocity Esports Las Vegas Town Square, LLC, and Velocity Esports Chicago Schaumburg, LLC) and all intercompany accounts and transactions for the periods presented have been eliminated in consolidation.

Operating and Reportable Segments

The Company operates its business as a single operating and reportable segment. Our one industry segment is the operation of entertainment centers (focused on esports and gaming), including a dining feature, under the names "Velocity Esports".

Fiscal Year

The Company operates on a 52- or 53-week fiscal year that ends on the last Sunday of December. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, costs and expenses during the reporting periods, including the valuation of warrants. Actual results could differ from those estimates.

Cash and Cash Equivalents

Management considers transaction settlements in process from credit card companies and all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by the United States under Federal Deposit Insurance Corporation limits. The Company currently maintains its day-to-day operating cash balances with major financial institutions, and the balances, at times, may exceed the insured limits. In management's opinion, the capitalization and operating history of the financial institutions are such that the likelihood of a material loss is considered remote.

Inventory

Inventory consists of food, beverages, and merchandise and are stated at the lower of average cost or net realizable value.

Note 2—Summary of Significant Accounting Policies (continued)

Long-lived Assets

Management evaluates the carrying value of long-lived assets, whenever events or changes in circumstances indicate that a potential impairment may have occurred. A potential impairment has occurred if the projected future undiscounted cash flows are less than the carrying value of the assets. The estimate of cash flows includes management's assumption of cash inflows and outflows directly resulting from the use of the asset in operations. Impairment analyses contain estimates and assumptions due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the estimated useful lives of the assets. Actual results may differ, which could have a material impact on the consolidated results of operations.

Property and Equipment, Net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets, which are as follows:

| | Estimated Depreciable Lives (months) | |
	Used	New
Leasehold improvements	Shorter of the expected lease term or 240 months	
Arcade games	30	60
Table games	30	60
Laser tag equipment	18	36
Bowling equipment	30	60
Audio visual equipment	18	36
Computer equipment-gaming	18	36
Computer equipment-office	18	36
Computer software	18	36
Furniture and fixtures	30	60
Restaurant equipment	30	60
Operations equipment	30	60
POS/ERP systems	18	36
Signage and decor	18	36
Smallwares	18	36

Expenditures that substantially increase the useful lives of property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. For the thirteen and twenty-six weeks ended June 26, 2022, repair and maintenance expense, included in general administrative expenses in the consolidated statements of operations, was $3,051 and $28,213, respectively.

Income Taxes

The provision for income taxes includes federal and state income taxes. The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities, and income tax benefit or expense, are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable in the years in which those temporary differences are expected to reverse. The effects of changes in income tax rates or laws are included in the provision for income taxes in the period enacted.

Management evaluates the realizability of the Company's deferred tax assets and establishes a valuation allowance when it is determined that it is more likely than not that such assets will be not be realized. Potential for recovery of deferred tax assets is evaluated by estimating future taxable profits, scheduling of anticipated reversals of taxable temporary differences, and considering prudent and feasible tax planning strategies. As of June 26, 2022, the Company had a full valuation allowance recorded against its deferred tax assets.

Note 2—Summary of Significant Accounting Policies (continued)

The Company determines its income tax benefits and liabilities for uncertain tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated, based on the technical merits of the position, as to whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities. For tax positions meeting the recognition threshold, the second step of measuring the benefit to be recorded is performed. The actual benefits ultimately realized may differ from the estimates and, in future periods, changes in facts, circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded as income tax expense and liabilities in the period in which such changes occur. Interest or penalties incurred relating to unrecognized tax benefits are recorded as tax expense in the provision for income taxes in the consolidated statements of operations. The Company has not incurred interest or penalties related to income taxes during any period presented in the consolidated statements of operations has no uncertain tax positions as of December 26, 2021 or June 26, 2022.

Revenue Recognition

The Company derives its revenues from the sale of food and beverage; game cards, which are used to play arcade, video and redemption games; and gift cards, which may be redeemed for food and beverage or game play.

Food and beverage revenues are recorded at the point of service, while proceeds from the sale of game and gift cards are initially recorded as unearned revenue. Amusement and other revenues from game and gift cards are recognized as the instruments are used or redeemed, or when the likelihood of usage or redemption, based on historical usage and redemption patterns, becomes remote (breakage). Breakage is an estimate based on customers' historical redemption patterns, which requires the exercise of significant judgment in interpreting historical data to which reasonable assumptions must be applied to establish a methodology.

Game and gift cards do not have expiration dates, and non-usage fees are not deducted from outstanding game and gift card balances. The Company recognizes revenue from game and gift cards upon redemption by the customer. For unredeemed game and gift cards that the Company expects to be entitled to breakage and for which there is not a legal obligation to remit the unredeemed game and gift card balances to the relevant jurisdictions, the Company recognizes expected breakage as revenue in proportion to the pattern of redemption by the customers only to the extent that it is probable that a significant reversal will not subsequently occur. The determination of the game and gift card breakage is based on the Company's specific historical redemption patterns. Recognized game and gift card breakage revenue is included in amusement and other revenues in the consolidated statements of operations. The contract liability related to game and gift cards is included in unearned revenue in the consolidated balance sheets.

Revenues are reported net of sales-related taxes collected from customers to be remitted to governmental taxing authorities. Sales tax collected is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

Marketing and Advertising Costs

Marketing and advertising costs, included in general and administrative expenses in the consolidated statements of operations, are expensed as incurred. For twenty-six weeks ended June 26, 2022, marketing and advertising costs were $3,247 and $8,867, respectively.

Warrant Liability

The Company accounts for warrants in accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), or with ASC 718, *Compensation—Stock-Based Compensation* ("ASC 718"), based on the facts and circumstances of their issuance.

ASC 815 requires derivative instruments within its scope to be recorded in the balance sheet as an asset, liability or equity measured at fair value. Warrant and embedded derivative liabilities are remeasured at fair value each reporting period in accordance with the provisions of ASC 820, *Fair Value Measurement*. The Company utilizes a Black-Sholes option-pricing model to determine the fair value of the outstanding warrants. Changes in the fair value of the warrant liability are recognized as a component of other income (expense) in the consolidated statements of operations. Upon exercise, the warrant liability is reclassified to additional paid-in capital. ASC 718 requires the grant date fair value of the instruments issued to be recorded in the statement of financial position as a liability or equity and as an asset or expense.

Rent Expense

Rent expense is recognized on a straight-line basis over the lease term, including the construction period and lease renewal option periods provided for in the lease that can be reasonably assured of exercising the option at the inception of the lease. The lease term commences on the date possession is taken and the Company has the right to control use of the leased premises. Under ASC 842, *Leases*, operating leases are capitalized based on the timing and amount of cash rents paid over the lease term, discounted at the Company's incremental borrowing rate. Based upon recent financings, the Company determined its incremental borrowing rate to be 8.00%.

Note 2—Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

During the period from November 18, 2021 (inception) to December 26, 2021, and the period ended June 26, 2022 and through the date of this filing, there were several new accounting pronouncements issued by the Financial Accounting Standards Board. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Note 3—Inventory

Inventory consisted of the following as of June 26, 2022. There was no inventory as of December 26, 2021:

	Jun 26, 2022
Food and beverage	$ 8,906
Amusement and other	18,752
Total inventory	$ 27,658

Amusement and other inventory includes electronics, plush toys, small novelty and other items used as prizes for redemption games.

Note 4—Notes Receivable

In March 2022, the Company acquired certain notes receivable secured by arcade and other gaming equipment for $376,000. In March 2022, the Company foreclosed on certain assets secured by the notes receivable and sold the assets to third-parties for $196,000. Management believes the value of the remaining collateralized assets exceeds the remaining balance as of June 26, 2022. See Note 18, *Subsequent Events*, for additional information on the notes receivable.

Note 5—Property and Equipment, Net

Property and equipment, net consisted of the following as of June 26, 2022:

	Jun 26, 2022
Leasehold improvements	$ 194,653
Arcade games	94,861
Table games	5,030
Audio visual equipment	36,998
Computer equipment-gaming	85,638
Furniture and fixtures	11,193
Restaurant equipment	7,219
Operations equipment	6,300
POS/ERP systems	67,000
Property and equipment, at cost	508,892
Accumulated depreciation	(26,723)
Property and equipment, net	$ 482,170

The historical cost basis of property and equipment financed under capital leases as of June 26, 2022 was $209,456 and accumulated depreciation associated with those assets was $20,873. Depreciation expense from assets recorded under capital leases in included with depreciation expense.

Depreciation expense for the twenty-six weeks ended June 26, 2022 was $26,723.

Note 6—Lease Commitments

The Company leases property under operating leases with varying expiration dates between 2025 and 2037. The Company determines if an arrangement is a lease at inception. Operating lease assets are presented as ROU assets and finance lease assets are included in property and equipment, net in the consolidated balance sheet. Operating and finance lease liabilities are presented as current and noncurrent lease liabilities in the consolidated balance sheet.

Note 6—Lease Commitments (continued)

As of June 26, 2022, the Company has executed two operating leases for venues with terms ranging from 10 to 15 years, however, only one of the venue leases has reached its commencement date, and two finance leases for equipment with terms ranging from twenty-four to thirty-six months. The components of lease expense for the thirteen and twenty-six weeks ended June 26, 2022 is as follows:

	Thirteen Weeks Ended Jun 26, 2022	Twenty-Six Weeks Ended Jun 26, 2022
Operating lease cost	$ 104,018	$ 104,018
Finance lease costs:		
Interest	20,873	20,873
Depreciation	1,821	1,821
Total lease costs	$ 126,712	$ 126,712

Supplemental balance sheet information related to leases was as follows as of June 26, 2022:

Leases	Classification	Jun 26, 2022
Assets:		
Operating	Right-of use assets (1)	$ 5,590,062
Finance	Property and equipment, net (2)	188,584
Total lease assets		$ 5,778,646
Liabilities:		
Current:		
Operating	Current portion of lease liabilities	$ 327,645
Finance	Current portion of lease liabilities	66,559
Total current lease liabilities		394,204
Noncurrent:		
Operating	Lease liabilities, net of current portion	5,441,799
Finance	Lease liabilities, net of current portion	100,386
Total noncurrent lease liabilities		5,542,185
Total lease liabilities		$ 5,936,389

(1) Right-of-use assets are recorded net of accumulated amortization of $94,747 as of June, 26, 2022.
(2) Finance lease assets are recorded net of accumulated depreciation of $20,873 as of June 26, 2022.

Supplemental cash flow and other information related to leases was as follows as of and for the twenty-six weeks ended June 26, 2022:

	Thirteen Weeks Ended Jun 26, 2022	Twenty-Six Weeks Ended Jun 26, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 48,680	$ 48,680
Operating cash outflows from finance leases (interest)	1,821	1,821
Financing cash outflows from finance leases	15,390	15,390

Note 6—Lease Commitments (continued)

Additional information related to the leases was as follows as of June 26, 2022:

	Jun 26, 2022
Weighted-average remaining lease term (years):	
Operating leases	14.7
Finance leases	2.6
Weighted-average discount rate:	
Operating leases	8.0%
Finance leases	6.9%

Maturities of lease liabilities were are follows as of June 26, 2022:

	Operating	Finance
Remainder of 2022	$ 292,082	$ 38,187
2023	632,843	76,375
2024	632,843	61,311
2025	584,163	13,445
2026	584,163	—
Thereafter	7,545,025	—
Total lease payments	10,271,119	189,318
Imputed interest	(4,501,675)	(22,373)
Total lease liability	$ 5,769,444	$ 166,945

See Note 18, *Subsequent Events*, for additional information on lease commitments.

Note 7—Long-term Related Party Debt

As of June 26, 2022, the Company has issued notes secured by all of the assets of the Company to stockholders and their family members totaling $1,700,000. The notes bear interest at 8.00% with interest accruing on a simple basis until the maturity date (five years ranging from March 5, 2027 to June 22, 2027), when all accrued interest and principal are due. In conjunction with the issuance of the notes, the Company also issued 425,000 warrants to the note holders. See Note 9, *Warrants* for additional information about these and other warrants and Note 16, *Related Party Transactions*.

The initial fair value of the warrant liability associated with the long-term debt warrants totaled $23,936 and was recorded as a debt discount in the consolidated balance sheet as a direct deduction from the face amount of the long-term related party debt, which is being amortized using the straight-line method as interest expense.

The following table presents a summary of the long-term related debt, net as of June 26, 2022:

	Jun 26, 2022
Principal balance of long-term related party debt	$ 1,700,000
Unamortized discount on long-term related party debt	(23,298)
Long-term related party debt, net	$ 1,676,702

Note 7—Long-term Related Party Debt (continued)

The following table presents the contractual maturities of long-term related party debt as of June 26, 2022:

Remainder of 2022	$	—
2023		—
2024		—
2025		—
2026		—
Thereafter		1,700,000
Long-term related party debt	$	1,700,000

Note 8—SAFE Units

In 2021, the Company issued Simple Agreements for Future Equity ("SAFE Units") in the amount of $300,000 and issued an additional $200,000 in 2022. The SAFE Units are automatically convertible into shares of the Company's Class B common stock upon the completion of an initial public offering or into the Company's preferred stock in the event of a liquidity event in which preferred stock is issued. In either case, the Company will issue common or preferred stock at a discounted price (75%) to the value of its common or preferred stock at the time of such event. If the Company is purchased for cash or there is another liquidation event, the initial investment amount of the SAFE Units will be returned to the investor, or if there are not enough proceeds to return the entire investment, the SAFE Unit holders will receive a pro rata amount of the cash available for distribution.

The Company determined that the SAFE Units should be classified as a liability based on evaluating the characteristics of the instruments, which contained both debt and equity-like features. As such, the Company has recorded the carrying value of the SAFE Units as a noncurrent liability in its consolidated balance sheets as of December 26, 2021 and June 26, 2022. As the SAFE Units were issued from December 20, 2021 to June 22, 2022 with the same terms and at the same price, management has determined that the fair value of the SAFE Units is the amount paid by the investors. The fair value of the SAFE Units will be determined by a valuation specialist on a quarterly basis with changes in the fair value reported as an unrealized gain or loss in the consolidated statements of operations.

See Note 16, *Related Party Transactions*, for additional information about the SAFE Units.

Note 9—Warrants

Personal Guarantee Warrants

On May 3, 2022, the Company granted warrants to purchase an aggregate of 750,000 shares of its Class B common stock to two Company stockholders and senior executives in exchange for providing personal guarantees on the Company's Las Vegas venue lease agreement at an exercise price of $1.00 per share (the "PG Warrants"). The PG Warrants expire five years from their issuance date and are accounted for under ASC 718. The $45,000 initial fair value of the PG Warrants was determined using the Black-Scholes option-pricing model and was recorded as additional paid-in capital and prepaid expenses to be amortized to other lease expense over the term of the lease.

Note Warrants

As discussed in Note 7, *Long-term Related Party Debt*, in connection with the issuance of the long-term related party debt, the Company granted warrants to purchase 425,000 shares of its Class B common stock to the long-term related party debt note holders at an exercise price of $1.00 per share (the "Note Warrants"). The Note Warrants expire five years from the issuance dates ranging from March 5, 2027 to June 22, 2027. The warrants are not indexed to the Company's own stock and are classified as liabilities and are subsequently measured at fair value with the changes in fair value recognized in other income (expense), net in the Company's consolidated statements of operations in accordance with ASC 815. The initial fair value of the Note Warrants was recorded as a debt discount and amortized to interest expense over the term of the debt.

The estimated fair value of the Company's stock was determined by a third-party valuation specialist. The fair value of the Note Warrants on the issuance dates and at the subsequent quarterly measurement date was estimated using the Black-Scholes option-pricing model and the assumptions described below.

Note 9—Warrants (continued)

	At Issuance in the Thirteen Weeks Ended Mar 27, 2022	As of Mar 27, 2022	At Issuance in the Thirteen Weeks Ended Jun 26, 2022	As of Jun 26, 2022
Expected volatility	100.0%	100.0%	100.0%	100.0%
Risk-free rate	3.5%	3.5%	3.7%	3.7%
Remaining contractual term (years)	5.0	4.9	5.0	4.8
Expected dividends	None	None	None	None
Estimated stock price	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Warrant liability	$ 9,046	$ 9,046	$ 14,890	$ 22,686
Change in fair value of warrant liability		$ —		$ (1,250)

Note 10—Other Assets and Liabilities

The following table presents the Company's other assets and liabilities as of June 26, 2022:

	Jun 26, 2022
Prepaid expenses and other current assets:	
Prepaid expenses	$ 109,076
Other	58
Prepaid expenses and other current assets	$ 109,133
Other assets:	
Liquor licenses	$ 5,175
Security deposits	250,000
Other assets	$ 255,175
Accrued expenses and other current liabilities:	
Payroll liabilities	$ 8,131
Accrued vacation	25,585
Accrued benefits	4,750
Sales and use tax payable	7,036
Accrued interest	19,984
Accrued expenses and other current liabilities	$ 65,486
Other liabilities:	
Deferred compensation	$ 386,745
Other liabilities	$ 386,745

Note 11—Unearned Revenue

Unearned revenue represents the estimated liabilities associated with unused game credits, redemption tickets and time on game cards, unredeemed gift cards, and event reservation deposits. Event deposits are taken to reserve space for parties or meetings and are generally used or returned within the next accounting cycle. As of June 26, 2022, the Company does not have any unredeemed gift cards nor any event reservation deposits.

Note 11—Unearned Revenue (continued)

The following table provides information about revenues and unearned revenue associated with game cards for the periods presented.

	Game Cards	Unearned Revenue
Unearned revenue, December 26, 2021	$ —	$ —
Revenue deferred	255,107	255,107
Revenue recognized	(245,107)	(245,107)
Unearned revenue, June 26, 2022	$ 10,000	$ 10,000

Note 12—Income Taxes

The Company's effective tax rates for the thirteen and twenty-six weeks ended June 26, 2022 were 0% and 0%, respectively. The effective tax rates were different than the U.S. federal statutory rate as a result of timing differences of revenues and deductions between financial reporting and tax reporting and the $342,303 deferred tax valuation allowance.

As of December 26, 2021 and June 26, 2022, the Company has no unrecognized tax benefits.

The Company will file consolidated income tax returns with all its subsidiaries, which may periodically be audited by various federal and state jurisdictions. No tax years are currently under audit in any jurisdiction.

Note 13—Stockholders' Deficit

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock in one or more series with such rights, preferences and designations as determined by the board of directors. As of December 26, 2021 and June 26, 2022, there were zero shares designated, issued and outstanding.

Common Stock

The Company is authorized to issue up to 200,000,000 shares of common stock, of which 50,000,000 shares are designated Class A common stock and 150,000,000 are designated Class B common stock. The holders of shares of Class A common stock and Class B common stock will vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company.

Class A Common Stock

Each holder of shares of Class A common stock is entitled to ten (10) votes for each share of Class A common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class A common stock will automatically be converted to Class B common stock upon a transfer of such share (a "Class A Automatic Conversion"), provided however, that a transfer to another Class A stockholder will not constitute a Class A Automatic Conversion event.

Class B Common Stock

Each holder of shares of Class B common stock is entitled to one (1) vote for each share of Class B common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Note 14—Loss per Share

Basic loss per share is computed by dividing net loss attributable to Velocity Esports, Inc. by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. The Company's potentially dilutive securities include the SAFE Units, the Note Warrants and the PG Warrants.

Potentially dilutive securities are anti-dilutive and excluded from the computation of diluted earnings per share if the assumed proceeds upon exercise or vesting are greater than the cost to reacquire the same number of shares at the average market price during the period. For the thirteen and twenty-six weeks ended June 26, 2022, the dilutive effect of the SAFE Units was indeterminable and the Note Warrants and PG Warrants were out-of-the-money. The dilutive impact of these securities could be included in future computations of diluted earnings per share if the average market price of the Company's common stock for the periods presented increases sufficiently.

Note 15—Supplemental Cash Flow Information

The following tables present supplemental cash flow information for the periods presented:

	Sixteen Weeks Ended Jun 26, 2022		Twenty-Six Weeks Ended Jun 26, 2022	
Supplemental Disclosures of Cash Flow Information:				
Cash paid for interest	$	1,821	$	1,821
Supplemental Disclosure of Noncash Investing and Financing Activities:				
Property and equipment acquired with finance leases	$	42,199	$	188,699
Right-of-use assets acquired with operating lease		—		5,684,809
Debt Warrants issued		14,890		23,936
PG Warrants issued		45,000		45,000

Note 16—Related Party Transactions

Long-term Related Party Debt

As discussed in Note 7, *Long-term Related Party Debt* and Note 9, *Warrants*, the Company issued $1,700,000 of secured long-term related party debt and warrants to purchase 425,000 shares of Class B common stock to two stockholders and to a parent of one of the stockholders.

SAFE Units

As discussed in Note 8, *Safe Units*, the Company issued $500,000 of SAFE Units. As of June 26, 2022, $100,000 of SAFE Units have been issued to one of the stockholders and $300,000 of SAFE Units have been issued to that stockholder's family members.

PG Warrants

As discussed in Note 9, *Warrants*, the Company issued warrants to purchase an aggregate of 750,000 shares of Class B common stock to two of the Company's stockholders and senior executives in exchange for their personal guarantees related to the Las Vegas venue lease.

Note 17—Commitments and Contingencies

Legal Proceedings

The Company may be subject to certain legal proceedings and claims that arise in the ordinary course of business, including claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. As of June 26, 2022 and the date of this filing, there are no such proceedings or claims.

Note 18—Subsequent Events

Las Vegas Venue Lease

As disclosed in Note 6, *Lease Commitments*, two of the Company's executed leases had not reached their respective commencement dates as of June 26, 2022. On July 20, 2022, the Company took possession of the Las Vegas venue, representing the lease commencement date. The lease term is three years from the venue opening date, which management estimates will be on or about October 1, 2022. Based on these assumptions, management estimates that the right-of-use asset will be approximately $3,000,000.

Notes Receivable

As disclosed in Note 4, *Notes Receivable*, the Company acquired notes receivable secured by certain assets. On June 29, 2022, the notes receivable debtor surrendered certain assets with an estimated fair value in excess of $180,000 and the Company agreed to extinguish the remaining $180,000 balance of the notes receivable.

Finance Leases

In July 2022, the Company entered into two additional finance leases for arcade games. The lease terms range from 24 to 55 months and the aggregate amount financed under the leases was approximately $380,000. Aggregate monthly payments under the leases total approximately $11,000.

Note 18—Subsequent Events (continued)

Equity Incentive Plan

On September 21, 2022, the Company's board of directors adopted the Velocity Esports, Inc. 2022 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant up to restricted stock, restricted stock units, stock options and other forms of inventive compensation to officers, employees, directors and consultants of the Company and its subsidiaries. Subject to adjustments for stock splits or reverse stock splits, up to 5,000,000 shares of Class B common stock may be issued under the Incentive Plan. Subject to earlier termination, the Incentive Plan will automatically terminate on September 21, 2032.

On September 21, 2022, the board of directors authorized the issuance of 1,900,000 restricted stock units ("RSUs") to key employees. The RSUs vest over four years with 25% vesting on the first anniversary of the grant date, and 2.08333% each month thereafter.

Related Party Bridge Loans

From September 13, 2022 through October 12, 2022, two stockholders each advanced the Company $165,000 under bridge loan agreements (the "Bridge Loans"). The unsecured Bridge Loans are due in full on October 18, 2022 (two business days after the receipt of proceeds from a loan the Company closed October 14, 2022). The Bridge Loans bear no interest if the full principal is repaid by October 18, 2022, at which point the Bridge Loans will bear interest at 12%. On October 17, 2022, the Bridge Loans were repaid in full.

Related Party Note Payable

On October 14, 2022, the Company executed a $1,213,999 secured note payable due to one of the Company's stockholders. Under the terms of the note, interest accrues at 12.7224% and is due monthly, with unpaid interest added to the principal balance if not paid. Monthly payments of $12,871 are due monthly until the October 25,2025 maturity date, when all unpaid principal and interest are payable. The Company paid a closing fee of $96,926 to the stockholder, which will be amortized over the term of the note and recognized as interest expense. Proceeds from this loan were used to repay the Bridge Loans.

Share Repurchase

Effective October 14, 2022, the Company agreed to repurchase 5,031,211 shares of its Class A common stock and 2,515,606 shares of its Class B common stock from one stockholder for $100. These shares will be recorded as treasury shares and are available to be reissued at the discretion of the board of directors.

EXHIBIT B

Subscription Agreement

VELOCITY ESPORTS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
VELOCITY ESPORTS, INC.
3838 N. Kenneth Ave.
Chicago, Illinois, 60641

Ladies and Gentlemen:

1.   <u>Background</u>.   The undersigned understands that Velocity Esports, Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated October 19, 2022, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 5,000,000 shares of its Class B Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $1.00 per Share (the "**Purchase Price**"); provided, however, if the undersigned investor invests $2,000 or more, the undersigned will receive a number of additional Shares (the "**Bonus Shares**") equal to ten percent (10%) of the total Shares being purchased hereunder. For example, if the undersigned investor purchases $10,000 worth of Shares, instead of receiving 10,000 Shares, the undersigned investor will receive 11,000 Shares, which includes 1,000 Bonus Shares.   The minimum amount or target amount to be raised in the Offering is $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**").   As a result of the potential issuance of Bonus Shares as described above, the Company may issue more than 5,000,000 Shares in this Offering, but under no circumstances will the Company raise more than $5,000,000 in this Offering. If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Dalmore Group, LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 3% of the aggregate amount raised in the Offering and will issue to the Portal Class B Common Stock in a number of shares that is equal to 1% of the total Shares sold in the Offering. The Portal also received a one-time platform due diligence fee payment of $18,000. Further, there will be an additional fee of $1,000.00 per each Closing other than the first Closing (as hereinafter defined), plus any other third-party fees that may be incurred by the Portal due to such additional Closings. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at https://invest.velocityesports.com. In addition, the Company is providing the following perks to the undersigned investor based on the amount invested:

(i) $250 (minimum investment) – Rewards: Velocity Esports jersey.

(ii) $1,000 (minimum investment) – Rewards: Velocity Esports jersey, baseball cap, and a gaming headset.

(iii) $2,000 (minimum investment) – Rewards: 10% bonus shares on the investment, Velocity Esports jersey, baseball cap, a gaming headset, a guest co-host on our upcoming weekly Velocity Next tournament recap show on our Twitch channel.

(iv) $ 5,000 (minimum investment) – Rewards: 10% bonus shares on the investment, Velocity Esports jersey, baseball cap, a gaming headset, a guest co-host on our upcoming weekly Velocity Next tournament recap show on our Twitch channel, and a VIP Experience for 2 days at our flagship Las Vegas location for up to 6 people with unlimited gaming.

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares set forth on the signature page to this Agreement for the aggregate purchase price set forth on the signature page to this Agreement. If the undersigned invests more than $2,000 in this Offering, then the undersigned will receive the number of Bonus Shares set forth on the signature page to this Agreement. The undersigned shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give,

transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a

party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the Company has executed this Agreement as of the date set forth below.

COMPANY:

VELOCITY ESPORTS, INC.

By:_____

Name:_____

Title:_____

Date:_____

IN WITNESS WHEREOF, the undersigned subscriber has executed this Agreement as of the date set forth below.

IF AN INDIVIDUAL: **IF JOINT ACCOUNT, SECOND SIGNATORY SHOULD SIGN AND DATE BELOW**

By: _____   By: _____
    (duly authorized signature)   *(duly authorized signature)*

Name: _____   Name: _____
    (please print or type full name)   *(please print or type full name)*

Date: _____   Date: _____
    (please print or type date)   *(please print or type date)*

IF AN ENTITY:

_____
(please print or type complete name of entity)

By: _____
    (duly authorized signature)

Name: _____
    (please print or type full name)

Title: _____
(please print or type full title)

Date: _____
    (please print or type date)

The number of Shares that the undersigned hereby irrevocably subscribes for: _____

If the undersigned's investment is $2,000 or more, the number of Bonus Shares that the undersigned will receive: _____

The aggregate Purchase Price (based upon a Purchase Price of $1.00 per Share) for the Shares the undersigned hereby irrevocably subscribes for is: $ _____